
10012362



OPNET Technologies, Inc.

2010 ANNUAL REPORT

Received SEC

JUL 29 2010

Washington, DC 20549

OPNET

CORPORATE PROFILE



OPNET Technologies, Inc. is a leading provider of IT Service Assurance solutions. "Services" are the IT-supported functions that are utilized by the enterprise to conduct business, both internally and externally. In most cases, services take the form of software applications used by an enterprise's lines of business. Due to the many facets of their operations, most organizations have a large number of such applications, commonly several hundred, including dozens or more that are considered "mission critical". There are also additional IT services, such as access to information (e.g., file storage and retrieval), telephony, and video-conferencing. It is indisputable that today's large organizations, and even many medium-sized entities, have evolved a business model that is directly reflected by, and dependent upon, the services provided by IT.

Service Assurance is the discipline within IT that concerns itself with ensuring that these services are provided with the level of reliability and performance required to satisfy the enterprise, which is the "customer" of IT. OPNET's solutions enable IT Service Assurance by addressing its major requirements, which are Application Performance Management (APM) and Network Performance Management (NPM). OPNET has led the industry in promoting the view that APM and NPM are closely tied together and should not be treated as "silos." Furthermore, because most services are business applications, and because all business applications depend heavily on the network, OPNET views NPM as a critical discipline within APM.

IT services are delivered by means of a shared infrastructure composed of network devices that steer application traffic among the servers, and ultimately, back to clients of the applications. The evolution of application architectures has been to spread functionality among a greater number of servers. The driving reasons for this include the following:

- **Scalability:** the need to engineer scalable applications where additional servers can be provisioned to share the workload (an approach made even more prevalent by the advent of server virtualization).
- **Efficiency:** the need for re-use of functionality already running on existing servers in order to expedite and reduce the expense of software development.
- **Modularity:** the ability to replace or upgrade portions of the application independently of others in order to flexibly and rapidly accommodate the needs of the business.
- **Integration:** most importantly, the need for disparate applications to communicate and share data with each other as a key enabler to establishing a more tightly integrated and efficient organization at the business level.

This evolution has been possible only as a result of rapid advances in networking technology, providing increased bandwidth, as well as techniques for controlling and prioritizing the application traffic among the numerous severs.

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 4, 2010 under "Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q that we will file in fiscal 2011.

The forward-looking statements provided in this Annual Report represent our expectations as of July 26 2010. We anticipate that subsequent events and developments will cause our expectations to change. However, while we may elect to update this forward-looking information at some point in the future, we specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing our expectations as of any date subsequent to July 26, 2010.

CORPORATE PROFILE

Furthermore, whereas in many business environments, applications were once largely static for long intervals, they must now be managed as dynamic systems due to the rapid rate of change affecting all of their moving parts. Dynamic aspects of service delivery include: change in the network infrastructure, which is shared among all applications; change in the computing infrastructure, especially with the deployment of server virtualization; and finally, the business-driven need to rapidly deploy new functionality and "bug fixes" into the code of the application itself.

Within this rapidly evolving, complex environment, traditional approaches to managing the performance of IT services are no longer sufficient to empower IT to provide the requisite level of service to the enterprise. These approaches provide the ability to monitor, record, and alert on basic health and status metrics of the individual elements that constitute the service delivery infrastructure. However, this "silo-based monitoring" paradigm falls short for two fundamental reasons: the information that is gathered is insufficiently fine-grained; and there is an absence of analytical tools needed to combine and correlate the many sources of information to deliver actionable information.

Continuing in its tradition as a leading technology innovator, OPNET is extending the state of the art in Service Assurance by developing solutions to directly tackle the challenges that have emerged in IT service management. The key strengths of OPNET's portfolio include the following:

- **Breadth:** our solutions are able to span the traditional infrastructure silos, gathering data across the application footprint, including: client; routing, switching, and load balancing network devices; web and application severs; and databases.
- **Depth:** using passive and active instrumentation techniques, OPNET solutions offer the ability to gather both high and low-level data about the behavior and performance of application components, from end-user experience all the way down to code-level tracing within back-end business logic.
- **High Definition:** OPNET has developed unique, industry-leading capabilities for collection, long-term storage, and rapid retrieval of high-volume, fine-grained data, while minimizing intrusiveness and performance impact. OPNET solutions are well-suited for performance-sensitive production environments, yet still extract the high quality of data needed to prevent and resolve performance problems.
- **Integrated Data:** OPNET solutions integrate both performance data and forensic data. Performance data consists of metrics recorded over time and often aggregated over regular intervals. Forensic data is obtained from code level tracing, detailed resource tracking (e.g., memory consumption), and deep packet inspection of network traffic. These rich sources of information are the basis for the industry's leading root cause isolation capabilities.
- **Analytics:** OPNET's analytics are superior to the competition's, with differentiators such as: true correlation of data (not mere, side by side presentation); adaptive baselining; rules-driven analysis; and advanced visualization, bringing together data across the application tiers and the network.
- **Rapid ROI and Low Total Cost of Ownership** (TCO): OPNET solutions require less implementation time and ongoing configuration than other enterprise class solutions thanks to techniques such as: automatic discovery of infrastructure and applications; self-tuning of instrumentation; automatic baselining and alerting; and flexible "out of the box" reporting and visualization.

OPNET's software solutions generate return on investment for a broad customer base, including corporate and government enterprises, network service providers, defense agencies, and network equipment manufacturers. These organizations rely on OPNET software to improve operational effectiveness through higher availability and performance, reduce mean time to resolution of incidents, accelerate the deployment of strategic services, reduce IT operating and capital costs, manage risk associated with growth and change, and increase productivity.









LETTER TO SHAREHOLDERS

Dear Shareholders,

Fiscal 2010 was a year of significant progress for OPNET. While a challenging economic environment impacted our financial results in Q1 and Q2, OPNET achieved two sequential quarters of record revenue in Q3 and Q4. OPNET's total revenue for fiscal 2010 grew by 3% over fiscal 2009. Furthermore, OPNET implemented cost controls that resulted in a decrease in headcount of 2% over the period. Combined with our top-line results, these measures allowed us to achieve 26% growth in operating income relative to fiscal 2009.

Due to OPNET's strong cash position and its consistent ability to generate positive cash flow from operations, we were pleased to announce a dividend distribution for the first time in OPNET's history. Dividend payments of $.09 per share were issued for each of the four quarters in fiscal 2010. Notwithstanding this dividend distribution, OPNET increased its cash position over the period to a record $104.7 million.

In fiscal 2010, OPNET continued its broad initiative to expand its activities in Service Assurance, aligning its solution portfolio and service offerings with two highly complementary sectors: Application Performance Management (APM) and Network Performance Management (NPM). OPNET is a leader among IT management software vendors in promoting the view that NPM is, in fact, a key component of APM. OPNET and its customers have demonstrated that while NPM can be viewed as an IT discipline in its own right, it delivers far more value to the enterprise when viewed from an APM perspective, allowing a much more powerful service assurance capability to be developed. As a result of OPNET's innovative approach, increased market share, and visibility in the IT service management space, we were pleased to be recognized by multiple leading industry analysts as a significant player in APM. OPNET is now viewed as a prominent technology supplier with unique advantages due to its ability to span both APM and NPM. We believe that OPNET can achieve much deeper market penetration in this large and growing space, and have significantly expanded our marketing programs in order to achieve this goal.

We believe that our results in the second half of fiscal 2010 demonstrate that our strategy is growing our mar nersecognition and our sales momentum. In fiscal 2010 OPNET continued to expand its network of sales part and independent resellers, both in the US and overseas. Our marketing efforts have also intensified with an emphasis on establishing OPNET as one of the major players in the APM space. In fiscal 2010, APM solutions accounted for over 60% of OPNET's product bookings and are continuing to grow as a percentage of our overall business. During the fiscal year, OPNET added more than 136 new enterprise customers.

During fiscal 2010 we also increased deferred revenue by 31% to $43.4 million, generated cash flow from operations of $21.8 million, maintained a strong balance sheet with no debt, and invested 25% of our total revenue into research and development. Despite the economic downturn, we grew operating margin to 6.4% from 5.2% in fiscal 2009. We believe our expanded presence in the APM sector has positioned OPNET for long-term growth in revenue and profitability.

None of this would have been possible without the dedication and hard work of our staff and their successful track record of continuous innovation. During fiscal 2010, OPNET filed ten new patent applications with the United States Patent and Trademark Office (USPTO) and four related applications under the Patent Cooperation Treaty (PCT) that we expect to pursue internationally, further building on our base of intellectual property and extending barriers to entry.

In summary, fiscal 2010 was a challenging year due to prevailing economic conditions, but nonetheless a year of significant accomplishments for OPNET. We believe that we are uniquely positioned to be a leading global provider of IT Service Management solutions in a market where growth is driven by increasing infrastructure complexity, more stringent performance demands, and a need for greater automation in order to drive down costs.

We would like to thank all the employees of OPNET, our customers, and our shareholders for their commitment to our solutions and belief in our vision.



Alain J. Cohen
President and Chief Technology Officer



Marc A. Cohen
Chairman and Chief Executive Officer

Marc A. Cohen and Alain J. Cohen

APPLICATION PERFORMANCE MANAGEMENT

The end-to-end performance of enterprise applications depends on complex interactions among application software, servers, and network infrastructure. Furthermore, the infrastructure that supports applications is becoming more complex and distributed due to trends such as virtualization, service-oriented architectures, and cloud computing. Effective application performance management requires a holistic view that encompasses these multiple perspectives. Application performance management is needed throughout the application lifecycle, beginning with development and QA, and continuing through deployment and operations. A comprehensive strategy requires analytics that enable both proactive prevention of problems and rapid troubleshooting. Key capabilities include the ability to:

- Monitor and alert on all transactions in a production environment.
- Perform triage among infrastructure components to direct initial problem investigation.
- Quickly isolate the root cause of performance problems -- on the network, on servers, or within application code.
- Predict the impact of deployments on the existing network and applications.

OPNET's Application Performance Management (APM) solutions reveal indispensable information in pre-production testing (QA) by providing in-depth insight into resource consumption patterns and bottlenecks that may ultimately cause service failure in production. When deployed in production, OPNET APM solutions are unparalleled in their ability to rapidly gather the information necessary to isolate the root cause of performance problems. Unlike many solutions on the market, the OPNET APM suite is practical to deploy in production due to its low overhead and low configuration requirements.

OPNET's APM solutions enable an end-to-end approach to application performance management, spanning all components of the application infrastructure. The solutions comprising our APM family can be deployed individually, or as a tightly integrated suite to provide maximum capability and ROI.

ACE Live™ is an appliance-based solution that enables monitoring and analysis of end user experience, and supports in-depth analysis of the behavior and performance of the underlying network infrastructure. ACE Live leverages the central role of the network in transporting transaction data to gather performance information. It provides complete visibility of transactions and users across the enterprise, with detailed real-time and historical information about end-user response times, utilization, route quality, ISP performance, and traffic patterns. On-board analytics extract user-level transactions from network traffic, and break down application response time, identifying which parts of the infrastructure are contributing most to delays. Data is automatically summarized according to applications and user-defined business entities. ACE Live is offered in a variety of models, including a range of hardware appliances, software appliances running within VMware® virtualized servers, and an embedded version for Riverbed Steelhead® devices.

ACE™ Analyst is the most powerful tool available for detailed analysis of individual transactions observed on the network. In today's complex application architectures, a single transaction can involve many processing tiers and require literally millions of data packets to be communicated among those tiers. By processing packet traces recorded in the actual application environment, ACE Analyst is able to shed light on transaction behavior and performance. The software makes extensive use of patented visualization and analytics to dramatically improve and accelerate pre-deployment testing and prediction, as well as rapid troubleshooting in production. The combination of ACE Live and ACE Analyst is unique in the industry, providing a seamless workflow that spans monitoring, alerting, triage, root cause diagnosis, and selected recommendations for remediation.

ACE™ Enterprise Management Server (EMS) enables enterprise-wide, centralized control of application packet capture agents deployed throughout the infrastructure. In addition to supporting all aspects of packet capture via a web interface, ACE EMS provides a portal for end-users to report application problems (e.g., availability, errors, response time, etc.). When end-users report application problems via ACE EMS, a "snapshot" of the relevant data is captured so that IT staff can examine the traces via ACE Analyst at a later time. This approach has the dual benefit of accelerating mean time to repair, as well as dramatically reducing the time spent by help-desk personnel in gathering the information necessary for troubleshooting.

OPNET Panorama® delivers performance management for critical applications throughout the application lifecycle. Panorama delves into the complex software frameworks of modern servers to extract vast amounts of performance and forensic data to support all aspects of APM from the server perspective. Panorama can provide valuable analysis for any type of application, but excels in particular in Java and .NET environments. It continuously monitors thousands of system and application metrics within each server, across all application tiers, and automatically spots performance anomalies. Panorama uses unique technology to provide deep instrumentation with very low overhead on the host system. Its patented correlation technology automatically detects patterns in metrics and events, identifying cause-and-effect relationships and pinpointing symptoms that might otherwise go undetected. Panorama also utilizes advanced, low-overhead continuous tracing techniques to provide deep visibility into application code as it executes.

ACE Live and **Panorama** Integration. While Panorama and ACE Live can each be deployed as best-in-class standalone solutions within their respective domains, the combination of Panorama and ACE Live provides an unmatched ability to manage application performance on a true end-to-end basis, unifying information from the network and server perspectives across all tiers.

NETWORK PERFORMANCE MANAGEMENT

Network management teams who plan, engineer, and operate complex and constantly changing networks are responsible for the infrastructure that supports business-critical services and applications. Our customers rely on our solutions to ensure high performance and availability. Key capabilities include the ability to:

- Validate network configuration changes prior to deployment.
- Enhance security and reliability with scheduled network audits.
- Optimize network performance through traffic engineering.
- Minimize costs through capacity planning.
- Ensure network survivability by simulating failures.
- Accelerate new service deployments and data center consolidations.
- Visualize the network in logical and physical views, including live overlays of infrastructure and traffic.
- Automate troubleshooting procedures.
- Automatically produce up-to-date network diagrams for regulatory compliance, faster troubleshooting, and engineering changes.

IT NetMapper™ and **SP NetMapper™** automatically produce engineering-quality network diagrams, which are comprehensive, and up-to-date. NetMapper generates network documentation in the popular Microsoft Visio® format. The solution eliminates the burdensome effort associated with manually representing the state of the network, thereby improving timeliness, accuracy, and useful- ness of diagrams. NetMapper is the only solution on the market today capable of generating logical and physical diagrams with a level of detail and graphical quality that rivals diagrams network engineers create by hand. NetMapper takes diagramming one step further by leveraging OPNET's rich repository of discovered network data to enhance diagrams with detailed configuration information.

IT Sentinel® and **SP Sentinel®** ensure correct network operation, performance, resiliency, compliance, and security for enterprises and service providers. Sentinel performs automated, systematic, network-wide configuration audits of the production network, identifying errors and misconfigurations that can impact network availability, performance, and security. Sentinel detects unexposed problems, and proactively notifies staff of critical errors. Sentinel leverages OPNET's rich repository of discovered network data, including device configuration and connectivity, in order to provide the most advanced network auditing capability available today. For example, Sentinel is unique in its ability to verify configuration consistency across groups of devices, based on its understanding of network connectivity and inter-device relationships.

OPNET nCompass™ for Enterprises and **OPNET nCompass™ for Service Providers** provide a unified, graphical visualization of large, heterogeneous production networks, including devices, their connectivity and status, and live traffic. nCompass unifies data from a wide range of network management systems, providing consolidated views for more intuitive and productive navigation and analysis. nCompass's geographical network dashboard is dynamically updated with real-time operational information. Third-party tools can be launched from its console for deeper drill-down and assisted troubleshooting.

IT Guru® Network Planner automates analysis and planning of multi-layer, multi-vendor networks. Organizations can accurately plan for growth, consolidation, technology migration, and new application deployments, including Voice-Over-IP (VoIP), Virtual Private Networks (VPNs), and IPv6. Exclusive OPNET algorithms automatically suggest optimizations for the network in terms of capacity and configuration to meet traffic growth projections, and achieve performance and survivability.

SP Guru® Network Planner provides additional network planning and design capabilities to meet the unique requirements of network service providers, enabling them to accelerate new service deployment and maximize return on network investments. SP Guru Network Planner automatically performs traffic engineering for MultiProtocol Label Switching (MPLS) networks, and optimizes Quality of Service (QoS) for offerings such as VoIP.

SP Guru® Transport Planner enables service providers and network equipment manufacturers to design resilient, cost effective optical and SONET networks. It performs "what if" analyses for a wide variety of transport network architectures, technologies, and design scenarios, featuring unique multi-layer network presentation and optimization and design capabilities. SP Guru Transport Planner integrates with SP Guru Network Planner to provide a unique capability for optimization of capacity and survivability that spans both the optical transport network and the IP/MPLS network.

NETWORK R&D

Network R&D organizations rely on OPNET software to boost productivity, improve product performance and quality, and accelerate time-to-market for fixed and wireless communication technologies. Key capabilities include the ability to:

- Optimize proprietary wireless protocols and technologies.
- Test and demonstrate technology designs in realistic scenarios before production.
- Increase network R&D productivity and accelerate time-to-market.

OPNET Modeler® accelerates the R&D process for analyzing and designing communication networks, devices, protocols, and applications. Users can analyze simulated networks to compare the impact of different technology designs on end-to-end behavior. Modeler incorporates a broad library of protocols and technologies, and includes a development environment to enable modeling of all network types and technologies.

Modeler Wireless Suite provides high fidelity modeling, simulation, and analysis of a wide range of wireless networks. Technology developers leverage advanced simulation capabilities and rich protocol model suites to design and optimize proprietary wireless protocols, such as access control and scheduling algorithms. Simulations incorporate motion in mobile networks, including ground, airborne, and satellite systems. Modeler Wireless Suite supports any network with mobile devices, including cellular, mobile ad hoc networks, wireless LAN, and satellite.

Modeler Wireless Suite for Defense supports the unique R&D requirements of the defense community, including research and development of network protocols and architectures crucial to Network-Centric Warfare implementations. Three-dimensional displays of network simulations incorporate topology, node relationships, and performance statistics, overlaid on realistically rendered terrain. Modeler Wireless Suite for Defense enables analysis and prediction of communications effects in the theater of operations. Interaction of simulated and real systems is also supported, using OPNET's System In The Loop (SITL) module.

FINANCIAL STATEMENTS

Table of Contents

8 Selected Consolidated Financial Data

9 Management's Discussion and Analysis of Financial Condition and Results of Operations

22 Quantitative and Qualitative Dusclosures About Market Risk

22 Management's Report on Internal Control Over Financial Reporting

23 Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

24 Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

25 Consolidated Balance Sheets

26 Consolidated Statements of Operations

27 Consolidated Statements of Changes in Stockholders' Equity

28 Consolidated Statements of Cash Flows

29 Notes to Consolidated Financial Statements

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended March 31, 2010, 2009, and 2008, and the balance sheet data as of March 31, 2010 and 2009, are derived from our audited consolidated financial statements included in this Annual Report. The balance sheet data as of March 31, 2008, 2007 and 2006 and the statement of operations data for the years ended March 31, 2007 and 2006 are derived from our consolidated financial statements that are not included in this Annual Report. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended March 31,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenue:					
Product	$ 52,252	$ 51,211	$ 38,838	$ 43,186	$ 31,976
Product updates, technical support and services	47,264	43,067	34,787	28,062	24,226
Professional services	26,831	28,601	27,721	23,882	19,913
Total revenue	**126,347**	**122,879**	**101,346**	**95,130**	**76,115**
Cost of revenue:					
Product	5,983	3,536	1,035	638	657
Product updates, technical support and services	4,859	4,665	4,514	3,264	2,637
Professional services	19,328	20,911	19,154	15,904	13,705
Amortization of acquired technology	1,835	2,172	1,486	723	832
Total cost of revenue	**32,005**	**31,284**	**26,189**	**20,529**	**17,831**
Gross profit	**94,342**	**91,595**	**75,157**	**74,601**	**58,284**
Operating expenses:					
Research and development	32,043	30,791	27,471	21,688	18,643
Sales and marketing	43,181	42,533	39,357	34,133	26,300
General and administrative	11,011	11,857	11,747	10,994	13,375
Total operating expenses	**86,235**	**85,181**	**78,575**	**66,815**	**58,318**
Income (loss) from operations	8,107	6,414	(3,418)	7,786	(34)
Interest and other (expense) income, net	(70)	1,246	3,579	3,834	2,680
Income before provision (benefit) for income taxes	8,037	7,660	161	11,620	2,646
Provision (benefit) for income taxes	2,214	2,928	(372)	3,655	509
Net income	**$ 5,823**	**$ 4,732**	**$ 533**	**$ 7,965**	**$ 2,137**
Basic net income per common share	$ 0.28	$ 0.23	$ 0.03	$ 0.39	$ 0.10
Diluted net income per common share	$ 0.28	$ 0.23	$ 0.03	$ 0.37	$ 0.10
Basic weighted average shares outstanding	20,529	20,296	20,342	20,357	20,200
Diluted weighted average shares outstanding	20,790	20,533	20,596	21,189	20,506
BALANCE SHEET DATA *(end of period)*:					
Cash, cash equivalents and marketable securities	$ 104,681	$ 91,989	$ 85,829	$ 91,381	$ 85,861
Total assets	$ 178,352	$ 166,064	$ 153,538	$147,658	$127,347
Long-term debt	$ —	$ —	$ —	$ —	$ 103
Dividends declared per common share	$ 0.36	$ —	$ —	$ —	$ —
Total stockholders' equity	$ 118,676	$ 116,505	$ 110,645	$112,871	$ 99,398

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1A. Risk Factors" our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, as filed with the Securities and Exchange Commission on June 4, 2010.

Overview

OPNET Technologies, Inc. is a provider of software products and related services for managing applications and networks. Our software products and related services address: application performance management, network operations, capacity management, and network research and development. Our customers include corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. Our software products and related services are designed to help our customers make better use of resources, reduce operational problems and improve competitiveness.

We operate in one reportable industry segment, the development and sale of computer software programs and related services. Our operations are principally in the United States, and we have subsidiaries in Belgium, France, Germany, the United Kingdom and Singapore. We primarily depend upon our direct sales force to generate revenue in the United States. Sales outside the United States are made through our international sales team as well as third-party distributors and value-added resellers, who generally are responsible for providing technical support and service to customers within their territory.

Our revenue is derived from three primary sources: (1) product, (2) product updates, technical support and services, and (3) professional services, which include consulting and training services for customers without current maintenance agreements. Product revenue represents all fees earned from granting customers licenses to use our software and fees associated with hardware necessary to run our software, and excludes revenue derived from product updates, which are included in product updates, technical support, and services revenue. Our software master license agreement provides our customers with the right to use our software either perpetually, which we refer to as perpetual licenses, or during a defined term, generally for one to four years, which we refer to as term licenses. For the years ended March 31, 2010, 2009, and 2008, perpetual licenses represented approximately 92%, 93%, and 97% of product revenue, respectively. Substantially all of our product arrangements include both product licenses and product updates, technical support, and services. Product updates, technical support, and services revenue represent fees associated with the sale of unspecified product updates, technical support and when-and-if available training under our maintenance agreements. We offer professional services, under both time-and-material and fixed-price agreements, primarily to facilitate the adoption of our software products.

We consider our consulting services to be an integral part of our business model as they are centered on our software product offerings. Because our consulting services facilitate the adoption of our software product offerings, we believe that they ultimately generate additional sales of product licenses.

The key strategies of our business plan include increasing sales to existing customers, increasing deal size by selling modules and introducing new software products, improving our sales and marketing execution, establishing alliances to extend our market reach, increasing our international presence and increasing profitability. We have focused our sales, marketing, and other efforts on corporate enterprise and United States government opportunities, and to a much lesser extent, service provider and network equipment manufacturer opportunities. Our focus and strategies are designed to increase revenue and profitability. Because of the uncertainty surrounding the amount and timing of revenue growth, we expect to need to closely control the increases in our total expenses as we implement these strategies.

In March 2008, we launched an initiative to extend our market reach by establishing sales alliances with third parties called the Synergy program. The Synergy program is designed to increase the penetration of our software products into mid-sized organizations. The Synergy program's focus is on selling our application performance management software products, including ACE Live that provides end-user experience monitoring and real-time application performance analytics, as we believe these software products are particularly well-suited for channel distribution.

Summary of Our Fiscal 2010 Financial Performance

During fiscal 2010, as compared to fiscal 2009, we generated an increase in total revenue, which allowed us to grow income from operations and net income. The increase in total revenue was primarily the result of growth in sales of our application performance management products to United States government and corporate enterprise customers. We believe the increase in sales of our application performance management products is the result of competitive advantages offered by our products, together with loosening customer budgets and more normal purchasing patterns as compared to fiscal 2009.

During fiscal 2010, as compared to fiscal 2009, we also generated an increase in deferred revenue and cash flows from operations. The increase in deferred revenue was largely the result of growth in the renewal of customer maintenance contracts. The increase in cash flows from operations was largely the result of growth in sales of our products and maintenance contracts together with strong collections activity during fiscal 2010.

The following table summarizes information on some of our key financial and operating metrics.

	Fiscal 2010	Fiscal 2009	Amount Change	Percentage Change
		(dollars in thousands, except per share data)		
FINANCIAL DATA:				
Total revenue	$126,347	$122,879	$ 3,468	2.8 %
Total cost of revenue	$ 32,005	$ 31,284	$ 721	2.3 %
Gross profit	$ 94,342	$ 91,595	$ 2,747	3.0 %
Gross profit as a percentage of total revenue (gross margin)	74.7%	74.5%		
Total operating expenses	$ 86,235	$ 85,181	$ 1,054	1.2 %
Income from operations	$ 8,107	$ 6,414	$ 1,693	26.4 %
Income from operations as a percentage of total revenue (operating margin)	6.4%	5.2%		
Net income	$ 5,823	$ 4,732	$ 1,091	23.1 %
Diluted net income per common share	$ 0.28	$ 0.23	$ 0.05	21.7 %
OTHER OPERATIONS DATA:				
Total employees (period end)	579	593	(14)	(2.4)%
Total average employees	580	585	(5)	(0.9)%
Total consultants (period end)	98	118	(20)	(16.9)%
Total period end quota-carrying sales persons (excluding directors and inside sales representatives)	72	70	2	2.9 %
FINANCIAL CONDITION AND LIQUIDITY DATA:				
Cash, cash equivalents, and marketable securities (period end)	$104,681	$ 91,989	$12,692	13.8 %
Cash flows from operating activities	$ 21,777	$ 12,104	$ 9,673	80.0 %
Total deferred revenue (period end)	$ 43,371	$ 33,133	$10,238	30.9 %

We achieved growth in product revenue and product updates, technical support and services revenue, offset by a decrease in professional services revenue during fiscal 2010, as compared to fiscal 2009. Product revenue increased by $1.0 million, and product updates, technical support and services revenue increased by $4.2 million, which was offset in part by a decrease in professional services revenue of $1.8 million. The increase in product revenue was the result of growth in sales to United States government and corporate enterprise customers, which was partially offset by a decline in sales to service providers and network equipment manufacturers. The increase in revenue from product updates, technical support and services revenue reflects growth in the overall customer installed base. Increases in the overall customer installed base increase the demand for annual renewals of maintenance contracts. The sequential decrease in revenue from professional services was largely the result of a decrease in billable hours worked on projects for corporate enterprise customers and service providers. We believe the decrease in billable hours worked was related to the increase in the proportion of sales of our application performance management products as compared to our other products, as our application performance management products generally require less consulting services to implement. Total revenue generated from sales to United States government customers increased by $7.0 million during fiscal 2010 as compared to fiscal 2009. The percentage of total revenue from United States government customers increased to 39.9% in fiscal 2010 from 35.3% in fiscal 2009. The increase in the percentage of revenue from United States government customers was due to an increase in sales of our application performance management products.

Our international revenue increased 9.3% to $28.4 million, or 22.5% of total revenue, for fiscal 2010. We expect revenue from sales outside the United States to continue to account for a significant portion of our total revenue in the future. The increase in international revenue was primarily the result of growth in sales of our application performance management products to corporate enterprise customers. International revenue in fiscal 2010 also benefited from a more experienced direct sales force and our increased focus on sales to corporate enterprises. Sales to corporate enterprises accounted for the largest portion of our international revenue during fiscal 2010. We believe that continued growth and profitability will require further expansion of our sales, marketing and customer service functions in international markets.

During fiscal 2010, gross profit increased 3.0% to $94.3 million. Our gross margin increased slightly to 74.7% for fiscal 2010 from 74.5% in fiscal 2009. The increase in our gross profit and gross margin was primarily due to an increase in product updates, technical support and services revenue of $4.2 million in fiscal 2010 and, to a lesser extent, an increase in product revenue of $1.0 million. The increases in revenue were partially offset by an increase in the cost of product revenue of $2.4 million which primarily resulted from growth in the demand for our hardware-based ACE Live solutions.

During fiscal 2010, operating income increased to $8.1 million from $6.4 million during fiscal 2009. The increase in operating income was largely the result of an increase in revenue from product updates, technical support and services revenue and product revenue, partially offset by an increase in operating expenses.

Trends that May Affect Our Business and Future Results

While we anticipate a challenging economic environment in the near term, we believe the competitive advantages offered by our products have positioned us well to grow market share and drive profitability as economic conditions improve. The demand for our software products and related services by corporate enterprise and United States government customers has been much stronger than the demand from service providers and network equipment manufacturers, which is consistent with our expectations. We believe that lower business activity with service providers and network equipment manufacturers is primarily due to the weakened economy in which these businesses operate, which we expect to continue, at least in the near term. Consequently, our revenue growth and profitability depend, in significant part, upon our ability to sell in a weakened economic environment and the economic health of corporate enterprises and United States government agencies.

We anticipate the following trends and patterns over the next several quarters:

Total Revenue. We believe the current economic environment is showing signs of improvement, but our ability to generate increased revenue domestically and internationally will depend upon continued and sustained improvement in economic conditions. We expect future growth opportunities in product revenue and product updates, technical support and services revenue to come from sales to corporate enterprise customers and the United States government, as we believe our products offer competitive advantages in these markets. We expect product revenue and product updates, technical support and services revenue from sales to service providers and network equipment manufacturers to fluctuate from quarter to quarter with the potential for periods of declining revenue. Our ability to increase professional services revenue will depend upon our ability to maintain several large consulting contracts with the United States government and to attract and retain additional qualified consultants, including those with security clearances. We believe that continued increases in the proportion of sales of our application performance management products, as compared to our other products, will cause the percentage of our total revenue attributable to professional services revenue to decline, and might also cause an absolute decline in professional services revenue, since our application performance management products generally require less consulting time to implement. As a result of these factors, we believe that we may experience fluctuations in quarterly revenue.

Gross Profit Margin. Our overall gross profit margin will continue to be affected by the percentage of total revenue generated from product revenue and product updates, technical support and services revenue, as revenue from these sources have substantially higher gross margins than the gross margin on revenue from professional services. Our overall gross profit margin will also be affected by the profitability of individual consulting engagements. Amortization of technology associated with the purchase and/or acquisition of technology we may make in future periods may also affect our gross profit margin.

Research and Development Expenses. We believe that continued investment in research and development will be required to maintain our competitive position and broaden our software product lines, as well as enhance the features and functionality of our current software products, especially our application performance management products. We believe that more investment in research and development will be required in order to maintain our competitive position and grow sales of our application performance management products as compared to our other products, as we believe there is more competition in the markets served by these products as compared to the markets for our other products. We made personnel investments in research and development during fiscal 2010, and we plan to continue making modest investments in additional personnel during the next several quarters. We expect that the absolute dollar amount of these expenses will continue to grow but generally decrease modestly as a percentage of total revenue in future periods. Our ability to decrease these expenses as a percentage of revenue will depend upon increases in our revenue, among other factors.

Sales and Marketing Expenses. We depend upon our direct sales model to generate revenue and believe that increasing the size of our quota-carrying sales team is essential for long-term growth. During fiscal 2010, we focused on improving the productivity of our sales force, and only made modest investments in additional direct sales personnel. We plan to continue this approach during the next several quarters. We anticipate increases in marketing expenditures during fiscal 2011 as compared to fiscal 2010 as a result of our plans to reinstate OPNETWORK. We did not hold OPNETWORK during fiscal 2010 due to travel restrictions many companies had in place as a result of economic conditions. We also plan to increase expenditures in areas we believe will enhance the visibility of our products in the marketplace, especially our application performance management products. While we expect that the absolute dollar amount of sales and marketing expenses will increase in fiscal 2011 as compared to fiscal 2010, our ability to lower these expenses as a percentage of revenue will depend upon increases in our revenue.

General and Administrative Expenses. We expect the dollar amount of general and administrative expenses to increase as we continue to expand our operations but generally decrease as a percentage of total revenue in future periods. Our ability to decrease these expenses as a percentage of revenue will depend upon increases in our revenue, among other factors.

Operating Margin. Since a significant portion of our product arrangements close in the latter part of each quarter, we may not be able to adjust our cost structure in the short-term to respond to lower than expected revenue, which would adversely impact our operating margin and earnings. Our operating margin increased to 6.4% during fiscal 2010 from 5.2% during fiscal 2009. We remain committed to increasing profitability and generating long-term growth. As the economy improves, we plan to strategically increase research and development and marketing expenditures in order to maintain our products' competitive advantages and increase market share. While we intend to strategically increase expenditures in certain areas, we intend to closely monitor and control overall operating expenses in order to maximize our operating margin.

Critical Accounting Policies and Use of Estimates

The accompanying discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from the estimates made by management with respect to these and other items that require management's estimates.

We have identified the accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates. These critical accounting policies relate to revenue recognition and deferred revenue, stock-based compensation, allowance for doubtful accounts, valuation of long-lived assets, including intangible assets and impairment review of goodwill, software development costs, and income taxes. These policies, and our procedures related to these policies, are described in detail below. In addition, please refer to Note 1 to our consolidated financial statements included elsewhere in this Annual Report for further discussion of our accounting policies.

Revenue Recognition. We derive revenue from three primary sources: (1) products, (2) product updates, technical support and services, which include product updates, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. We recognize revenue based on the provisions of Accounting Standards Codification 605-985 Revenue Recognition - Software, or ASC 605-985.

PRODUCT REVENUE

Product revenue represents all fees earned from granting customers perpetual and term licenses to use our software as well as the hardware that we use to deliver our ACE Live software products. It excludes revenue derived from product updates, which are included in product updates, technical support and services revenue. For the years ended March 31, 2010, 2009, and 2008, perpetual licenses represented approximately 92%, 93%, and 97% of product revenue, respectively. Product revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the product fee is fixed or determinable, and (iv) collectibility is probable. We analyze each of these four criteria as follows:

- ***Persuasive evidence of an arrangement exists.*** For license arrangements with end-users, it is our customary practice to have a written software license agreement, which is signed by both the end user and us, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with us, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which we collectively refer to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and us, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, our master reseller agreement requires that the reseller provide us copies of the end user's executed software master license agreements.
- ***Delivery has occurred.*** Physical delivery of our software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing our software products to a common carrier, usually FOB shipping point based on standard agreement terms. Software licenses may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.
- ***The fee is fixed or determinable.*** It is our policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. Our normal payment terms for our software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond our normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- ***Collectibility is probable.*** Collectibility is assessed on a customer-by-customer basis. We typically sell to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If we determine from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, we defer recognition of product revenue until the criteria are met. When the sale of the software product requires us to make significant enhancements, customization or modifications to the software that are essential to its functionality, product revenue and consulting fees are recognized using contract accounting under ASC 605-35, Revenue Recognition –

Construction-Type and Production. We estimate the percentage-of-completion, under ASC 605-35, based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of product revenue and professional services revenue under certain contracts and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in our revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

All fees billed to clients for shipping and handling are classified as product revenue. All costs associated with shipping and handling are classified as cost of product revenue.

PRODUCT UPDATES, TECHNICAL SUPPORT AND SERVICES REVENUE

Product updates, technical support and services revenue represents fees associated with the sale of product updates, training, and technical support, all except technical support provided on a when-and-if-available basis under our maintenance agreement. Payments for product updates, technical support and services on initial order or on renewal are generally made in advance and are nonrefundable. Product updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial product purchase. Product updates, technical support and services may be renewed upon expiration of the term. Customers can purchase product updates separately from technical support and services. Revenue from product updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

We allocate revenue under multiple-element arrangements, which typically include product, consulting services, training and maintenance agreements sold together, to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to our vendor-specific objective evidence of fair value, or VSOE. This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. We apply discounts, if any, to the delivered elements, usually product, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If we are unable to establish VSOE for an undelivered post contract support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, our allocation methodology is based on VSOE of fair value for our professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for our PCS, generally 18% to 21% of the license fee paid on perpetual licenses. We use the residual method to allocate any remaining arrangement fee to product revenue.

PROFESSIONAL SERVICES REVENUE

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, we recognize revenue under the entire arrangement under the percentage-of-completion method. For income statement classification purposes, we have developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under ASC 605-985, when services are not essential to the functionality of the software. In these circumstances, we allocate revenue to the various elements of the arrangement based on our VSOE of fair value and the residual amount is allocated to product revenue.

We sell product, product updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, we provide product updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. We record revenue from sales to distributors at the amounts charged to the distributor and in the same manner as product, product updates, technical support and services sales sold through our direct sales force. We classify amounts received in advance of revenue recognition as deferred revenue.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis and, as such, are excluded from revenues.

Income Taxes. We account for income taxes in accordance with ASC 740, Income Taxes. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Under ASC 740, deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, research and development tax credits, and foreign tax credits.

ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for these positions to be recognized in the financial statements. We continually review tax laws, regulations and guidance in order to properly record any uncertain tax positions. At

March 31, 2010, the gross unrecognized benefit related to uncertain tax benefits was $786,000, $761,000 of which would favorably affect the effective income tax rate in future periods. The total amount of gross unrecognized tax benefits related to uncertain tax positions as of April 1, 2009 was $804,000. Of this total, $775,000 represents the amount of unrecognized tax benefits, net of federal benefit on state issues that, if recognized, would favorably affect the effective income tax rate in any future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2010, 2009, and 2008 follows:

	2010	2009	2008
	(in thousands)		
Beginning balance	$ 804	$ 838	$ 810
Gross decreases – tax positions in prior period	45	—	(80)
Gross increases – current period tax positions	150	139	79
Settlements	(19)	—	—
Lapse of statute of limitations	(197)	(159)	—
Foreign currency translation adjustment	3	(14)	29
Ending balance	$ 786	$ 804	$ 838

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that we operate:

Australia	FY06 – FY09
Belgium	FY07 – FY09
France	FY06 – FY09
Germany	FY05 – FY09
Singapore	FY08 - FY09
United Kingdom	FY08 – FY09
United States	FY07 – FY09
Maryland	FY06 – FY09

We are currently under an income tax audit in Germany for fiscal years 2005 through 2007 and in the United States for fiscal year 2007.

Our continuing practice is to recognize interest, if any, related to income tax matters in interest expense in our consolidated statements of operations and penalties as part of general and administrative expense in our consolidated statements of operations. During fiscal 2010, we recognized $6,000 in potential interest expense associated with uncertain tax positions and reversed $13,000 associated with potential claims now barred by the statute of limitations. During fiscal 2009, we recognized $4,000 in potential interest expense associated with uncertain tax positions and reversed $17,000 associated with potential claims now barred by the statute of limitations. The total accrued interest and accrued penalties related to uncertain tax positions at March 31, 2010 was $7,000 and $26,000, respectively.

We believe it is reasonably possible that significant changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of our state and local income taxes and lapse of statute of limitations. In the aggregate, we believe the liability for uncertain tax positions could decrease by $340,000 in the next twelve months.

Stock-Based Compensation. ASC 718 Compensation – Stock Compensation requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which include employee stock option plans, restricted stock grants, and employee stock purchase plans. We have elected to use straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting. Our stock options and nonvested stock do not contain performance conditions. There have been no modifications to awards in 2010 or 2009.

Our stock option grants are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, which we recognize over the requisite service period.

To estimate the grant-date fair value of our stock options, we use the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury bond due in a number of years equal to the option's expected term. To estimate expected volatility, we analyze the historic volatility of our common stock. We granted 275,000 stock options during fiscal 2010. As of March 31, 2010, nonvested stock-based deferred compensation associated with the stock options totaled $916,000, which we expect to recognize over a weighted average period of 2 years.

We recognize compensation cost for stock option grants on a straight-line basis over the requisite service period for the entire award from the date of grant through the period of the last separately vesting portion of the grant. We recognize compensation cost within the income statement in the same expense line as the cash compensation paid to the respective employees. ASC 718 also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. We will recognize the impact on compensation cost due to changes in the expected forfeiture rate of 10% in the period that they become known. We do not apply a forfeiture rate to the options granted to certain key executives or directors. We have concluded that historically certain key executives and directors will perform the requisite service to vest in the award.

We account for our restricted stock grants as equity awards. The expense is based on the price of our common stock, and is recognized on a straight-line basis over the requisite service period. The restricted stock agreements do not contain any post-vesting restrictions. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. As of March 31, 2010, nonvested stock-based deferred compensation associated with restricted stock totaled $1.2 million, which we expect to recognize over a weighted average period of 1 year.

Our 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 3,070,000 shares of our common stock. On September 14, 2009, our stockholders voted to

increase the number of shares authorized for issuance under the ESPP from 820,000 shares to 3,070,000 shares, effective February 1, 2010. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends on the last day of January and July of each year. To estimate the fair value of shares issued under our ESPP, we use the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an ESPP share at the beginning of the plan period based on the following: the price of the underlying stock on the first day of the plan period; the estimated dividend yield; a "risk-free" interest rate; the term of the plan period, which is six months; and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury Bond due in six months. To determine expected volatility, we analyze the historical volatility of our stock over the 6 months prior to the first day of the plan period. We calculate the expense based on the difference between the fair market value of the shares purchased at the close of each plan period and the discounted price paid by the employee, and we recognize that expense on a straight-line basis over the plan period. As of March 31, 2010, nonvested stock-based deferred compensation associated with the ESPP totaled $139,000 and we expect to recognize over a weighted average period of 4 months.

Cash, Cash Equivalents, and Marketable Securities. We measure our cash and cash equivalents using the fair value measurement principles of ASC 820 Fair Value Measurements and Disclosures, or ASC 820, which requires that fair value be based on the assumptions that market participants would use when pricing an asset or liability. ASC 820 requires disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable inputs.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. We view corporate notes as Level 2 assets, and money market funds as Level 1 assets. We did not hold any marketable securities at March 31, 2010.

The following table summarizes the composition of our marketable securities at March 31, 2009:

	March 31, 2009 (in thousands)				Classification on Balance Sheet	
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value	Short-Term Investments	Long-Term Investments
Corporate notes	$999	$—	$—	$999	$999	$—
Total marketable securities	$999	$—	$—	$999	$999	$—

The following table details the fair value measurements within the three levels of fair value hierarchy of our financial assets, consisting of cash, cash equivalents, and marketable securities, at March 31, 2010 and 2009:

	Total Fair Value At March 31, 2010	Fair Value Measurement at March 31, 2010 Using		
		Level 1	Level 2	Level 3
		(in thousands)		
Cash	$ 21,545	$ 21,545	$ —	$ —
Money market funds	83,136	83,136	—	—
Total	$ 104,681	$104,681	$ —	$ —

	Total Fair Value At March 31, 2009	Fair Value Measurement at March 31, 2009 Using		
		Level 1	Level 2	Level 3
		(in thousands)		
Cash	$ 11,759	$ 11,759	$ —	$ —
Money market funds	79,231	79,231	—	—
Corporate note	999	—	999	—
Total	$ 91,989	$ 90,990	$ 999	$ —

At March 31, 2010, we grouped money market funds using a Level 1 valuation because market prices in active markets for identical assets were readily available. The per-share net asset value of our money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2010, there were no withdrawal limits on redemptions for any of the money market funds that we hold. All money market funds were classified as cash and cash equivalents at March 31, 2010 and 2009. We did not group any financial assets using Level 2 or Level 3 valuations at March 31, 2010.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments and for the limited circumstances when the customer disputes the amounts due us. Our methodology for determining this allowance requires significant estimates. In estimating the allowance, we consider the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions. While we believe that the estimates we use are reasonable, should any of these factors change, our estimates may also change, which could affect the amount of our future allowance for doubtful accounts as well as future operating income. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments to us, additional allowances could be required. As of March 31, 2010 and 2009, accounts receivable totaled $32.8 million and $29.6 million, net of an allowance for doubtful accounts of $336,000 and $713,000, respectively.

Valuation of Intangible Assets and Goodwill. We account for our goodwill and intangible assets in accordance with ASC 805, Business Combinations and ASC 350, Intangibles – Goodwill and Other. Our intangible assets consist of acquired technology related to our acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, purchased technology we purchased from RadView Software, Ltd. in December 2005, SQMworks, Inc. in April 2006 and Network Physics, Inc. in October 2007. Our intangible assets also consist of customer relationships and acquired workforce assets we purchased from Network Physics, Inc. related to the purchase of specified assets of Network Physics in October 2007. The acquired and purchased technologies are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. We amortize our customer relationship and workforce intangible assets we purchased from Network Physics, Inc. on an accelerated depreciation basis over their expected useful lives of four and one half years and five years, respectively.

We use the projected discounted cash flow method in valuing our acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. We use the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. We valued the workforce asset associated with the purchase of specified assets of Network Physics, Inc. on a replacement cost basis. While we believe the assumptions used to value our acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. We will periodically review the value of acquired technology and purchased intangible assets for reasonableness in accordance with ASC 360, Property, Plant and Equipment. If changes in our assumptions at the time of future periodic reviews indicate that the carrying value of our acquired technology and purchased intangible assets exceeds their fair value and we determine that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2010 and 2009, intangible assets totaled $5.1 million and $6.2 million, net of accumulated amortization of $9.7 million and $7.7 million, respectively. We have not recorded any impairment losses to date.

We record goodwill when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill is not amortized. We perform an annual review in the fourth quarter to identify any facts or circumstances that indicate the carrying value of goodwill is impaired. The review is based on various analyses including cash flow and profitability projections and the market capitalization of our common stock. Impairment, if any, is based on the excess of the carrying amount of goodwill over its fair value. We performed our annual impairment test of goodwill as of March 31, 2010 and 2009 and concluded that the fair value substantially exceeded the carrying value; therefore, we did not record any impairment. As of March 31, 2010 and 2009, goodwill was $14.6 million. No impairment losses have been recorded to date.

Accounting for Software Development Costs. We expense costs incurred in the research and development of new software products as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to our customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed. Consequently, we did not capitalize any research and development costs in fiscal 2010, 2009 or 2008.

Results of Operations

The following table sets forth items from our consolidated statements of operations expressed as a percentage of total revenue for the periods indicated:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
REVENUE:			
Product	41.4%	41.7%	38.3%
Product updates, technical support and services	37.4	35.0	34.3
Professional services	21.2	23.3	27.4
Total revenue	**100.0**	**100.0**	**100.0**
COST OF REVENUE:			
Product	4.7	2.9	1.0
Product updates, technical support, and services	3.8	3.8	4.4
Professional services	15.3	17.0	18.9
Amortization of acquired technology	1.5	1.8	1.5
Total cost of revenue	**25.3**	**25.5**	**25.8**
Gross profit	**74.7**	**74.5**	**74.2**
OPERATING EXPENSES:			
Research and development	25.4	25.1	27.1
Sales and marketing	34.2	34.6	38.9
General and administrative	8.7	9.6	11.6
Total operating expenses	**68.3**	**69.3**	**77.6**
Income (loss) from operations	6.4	5.2	(3.4)
Interest and other income, net	0.0	1.0	3.5
Income before provision (benefit) for income taxes	6.4	6.2	0.1
Provision (benefit) for income taxes	1.8	2.3	(0.4)
Net income	**4.6%**	**3.9%**	**0.5%**

REVENUE

Product Revenue. Product revenue was $52.3 million, $51.2 million, and $38.8 million, in fiscal 2010, 2009, and 2008, respectively, representing an increase of 2.0% in fiscal 2010 from fiscal 2009 and an increase of 31.9% in fiscal 2009 from fiscal 2008. For fiscal 2010, the increase in product revenue was primarily due to an increase in sales to United States government customers and corporate enterprise customers, partially offset by a decrease in sales to service providers and network equipment manufacturers. For fiscal 2009, the increase in product revenue was primarily due to an increase in sales to corporate enterprise customers and service providers. The increase in fiscal 2010 and 2009 was primarily due to an increase in revenue from sales of our application performance management products.

Product Updates, Technical Support and Services Revenue. Product updates, technical support and services revenue was $47.3 million, $43.1 million, and $34.8 million, in fiscal 2010, 2009, and 2008, respectively, representing increases of 9.7% in fiscal 2010 from fiscal 2009 and 23.8% in fiscal 2009 from fiscal 2008. Product updates, technical support and services revenue growth rates are affected by the overall product revenue growth rates, as well as the renewal rate of annual maintenance contracts by existing customers. The increase in product updates, technical support and services revenue in fiscal 2010 and fiscal 2009 primarily reflected increases in the overall customer installed base as compared to the prior fiscal year. Increases in the overall customer installed base increase the demand for annual renewals of maintenance contracts.

The dollar amount of our deferred revenue under our maintenance contracts at the end of each year is a key factor in determining the near-term growth of our product updates, technical support and services revenue. The balance of deferred revenue under our maintenance contracts generally increases when we sell product licenses and when we sell renewals of annual maintenance contracts. The amount of deferred revenue under our maintenance contracts was $35.5 million, $29.0 million, and $24.0 million at March 31, 2010, 2009, and 2008, respectively. The amount of deferred revenue under our maintenance contracts will generally be recognized as product updates, technical support and services revenue over the life of each individually purchased maintenance contract, which is typically a twelve-month period.

Professional Services Revenue. The components of professional services revenue for fiscal 2010, 2009, and 2008 were as follows:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
		(in thousands)	
Consulting services	$ 26,399	$ 27,949	$ 27,099
Training and other revenue	432	652	622
Professional services	$ 26,831	$ 28,601	$ 27,721

Professional services revenue was $26.8 million, $28.6 million, and $27.7 million in fiscal 2010, 2009, and 2008, respectively, representing a decrease of 6.2% in fiscal 2010 from fiscal 2009 and an increase of 3.2% in fiscal 2009 from fiscal 2008. Consulting services revenue accounted for 98.4%, 97.7%, and 97.8%, of professional services revenue for fiscal 2010, 2009, and 2008, respectively. For fiscal 2010, the decrease in professional services revenue was primarily due to a decrease in billable hours worked on projects related to corporate enterprise customers and service providers. We believe the decrease in billable hours worked in fiscal 2010 was related to the increase in the proportion of sales of our application performance management products as compared to our other products, as our application performance management products generally require less consulting services to implement. For fiscal 2009, the increase in professional services revenue was primarily due to an increase in billable hours worked on projects related to service providers and, to a lesser extent, corporate enterprise customers. The percentage of total consulting revenue from United States government customers for fiscal 2010, fiscal 2009, and fiscal 2008 was 70.4%, 65.8%, and 68.8%, respectively, representing an increase of 1.1% in fiscal 2010 from fiscal 2009, and a decrease of 1.4% in fiscal 2009 from fiscal 2008.

Training and other revenue was $432,000, $652,000, and $622,000 in fiscal 2010, 2009 and 2008, respectively. The decrease in training and other revenue in fiscal 2010 as compared to fiscal 2009 was the result of a decrease in custom trainings. The increase in training revenue in fiscal 2009 as compared to fiscal 2008 was due to increased sales of our training services to service providers, which was offset by a decrease in sales to corporate enterprise customers.

International Revenue. Our international revenue increased 9.3% to $28.4 million, or 22.5% of total revenue, in fiscal 2010 from $26.0 million, or 21.1% of total revenue, for fiscal 2009. Our international revenue increased 2.2% during fiscal 2008 from $20.5 million, or 20.2% of total revenue, for fiscal 2008. The increase in international revenue in fiscal 2010 was primarily the result of an increase in sales to international corporate enterprise customers, which was partially offset by a decrease in sales to international network equipment manufacturers. The increase in international revenue in fiscal 2009 was primarily the result of an increase in sales to international government customers and service providers, which was partially offset by a decrease in sales to international corporate enterprise customers. Our international revenue is primarily generated in Europe and Asia. Our goal is to increase sales to international corporate enterprise customers. International revenue from corporate enterprises comprised the largest portion of international revenue for fiscal 2010. During each of fiscal 2010, 2009, and 2008, we expanded our operations outside the United States through the hiring of additional direct sales persons in our foreign subsidiaries.

COST OF REVENUE

The following table sets forth, for each component of revenue, the cost of the revenue as a percentage of the related revenue for the periods indicated:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Cost of product	11.5%	6.9%	2.7%
Cost of product updates, technical support, and services	10.3	10.8	13.0
Cost of professional services	72.0	73.1	69.1

Cost of product revenue consists primarily of the cost of hardware platforms associated with the delivery of some software products, royalties and, to a lesser extent, media, manuals, and distribution costs. Cost of product updates, technical support and services revenue consists of personnel-related costs necessary to provide technical support and training to customers with active maintenance contracts on a when-and-if-available basis, royalties, media, and distribution costs. Cost of professional services revenue consists primarily of personnel-related costs necessary to provide consulting and training to customers without active maintenance contracts. Gross margins on product revenue and product updates, technical support and services revenue are substantially higher than gross margin on professional services revenue, due to the low cost of delivering product revenue and providing technical support and maintenance compared with the relatively high personnel costs associated with providing consulting services and customer training.

Cost of Product Revenue. Cost of product revenue was $6.0 million, $3.5 million, and $1.0 million in fiscal 2010, 2009, and 2008, respectively. The 69.2% increase in costs from fiscal 2009 to fiscal 2010 was primarily the result of a $2.5 million increase in costs related to hardware platforms used to deliver our ACE Live software products. The 241.6% increase in costs and the decrease in gross margin for fiscal 2009 as compared to fiscal 2008 was primarily the result of a $2.1 million increase in the cost of hardware platforms associated with delivery of our ACE live software products. We began selling ACE Live software products, which are typically delivered on hardware platforms, in the third fiscal quarter of fiscal 2008. Total hardware platform costs related to the delivery of our ACE Live software products for fiscal 2010, fiscal 2009, and fiscal 2008 were $4.9 million, $2.4 million, and $383,000 respectively. Gross margin on product revenue was 88.6%, 93.1%, and 97.3%, for fiscal 2010, 2009, and 2008, respectively.

Cost of Product Updates, Technical Support and Services Revenue. Cost of product updates, technical support and services revenue was $4.9 million, $4.7 million, and $4.5 million in fiscal 2010, 2009, and 2008, respectively. Gross margin on product updates, technical support and services revenue was 89.7%, 89.2%, and 87.0%, for fiscal 2010, 2009, and 2008, respectively. The 4.2% increase in cost of product updates, technical support and services revenue for fiscal 2010 as compared to fiscal 2009 was primarily the result of a $93,000 increase in personnel costs necessary to provide technical support and a $35,000 increase in the cost of supplies necessary to support our products. The 3.3% increase in cost of product updates, technical support and services revenue for fiscal 2009 as compared to fiscal 2008 was primarily the

result of an $82,000 increase in personnel costs necessary to provide technical support and a $42,000 increase in royalty payments required for some of our product update sales. The increase in gross margin on product updates, technical support and services revenue for fiscal year 2010 as compared to 2009 was primarily the result of a 9.7% increase in product license updates, technical support and services revenue. The increase in gross margin on product updates, technical support and services revenue for fiscal year 2009 as compared to 2008 was primarily the result of a 23.8% increase in product updates, technical support and services revenue. Stock-based compensation expense included in cost of product updates, technical support and services was $17,000, $20,000, and $21,000 for fiscal 2010, 2009, and 2008, respectively.

Cost of Professional Services Revenue. Cost of professional services revenue was $19.3 million, $20.9 million, and $19.2 million in fiscal 2010, 2009, and 2008, respectively. Gross margin on professional services revenue increased to 28.0% for fiscal 2010 from 26.9% in fiscal 2009. Gross margin on professional services revenue decreased to 26.9% for fiscal 2009 from 30.9% for fiscal 2008. The 7.6% decrease in cost of professional services revenue in fiscal 2010 from fiscal 2009 was largely due to a $1.3 million decrease in direct labor expense attributable to a decrease in the number of consulting personnel in response to weaker demand for our consulting services. We believe the weaker demand for our consulting services during fiscal 2010, as compared to fiscal 2009, was due to the increase in the proportion of sales of our application performance management products to sales of our other products, as our application performance management products generally require less time to implement. The 9.2% increase in cost of professional services in fiscal 2009 from fiscal 2008 was largely due to a $1.8 million increase in direct labor expense attributable to the use of more external contractors. The increase in gross margin on professional services in fiscal 2010 from fiscal 2009 was primarily due to the increase in profitability related to certain consulting engagements. The decrease in gross margin on professional services in fiscal 2009 from fiscal 2008 was primarily due to the increase in direct labor costs. We expect the cost of professional services revenue as a percentage of professional services revenue to vary based primarily on the profitability of individual consulting engagements. Stock-based compensation expense included in cost of professional services was $83,000, $113,000, and $148,000 for fiscal 2010, 2009, and 2008, respectively.

OPERATING EXPENSES

Research and Development. Research and development expenses were $32.0 million, $30.8 million, and $27.5 million in fiscal 2010, 2009, and 2008, respectively, representing increases of 4.1% in fiscal 2010 from fiscal 2009 and 12.1% in fiscal 2009 from fiscal 2008. The increase in fiscal 2010 from fiscal 2009 was primarily due to a $1.6 million increase in compensation expense as a result of increased staffing levels required for developing new products as well as sustaining and upgrading existing products, which was partially offset by a $305,000 decrease in contractor costs. The increase in fiscal 2009 from fiscal 2008 was primarily due to a $3.1 million increase in compensation expense as a result of increased staffing levels. We do not capitalize research and development costs since we release our products to the market at the same time that technological feasibility is reached. Stock-based compensation expense included in research and development was $676,000, $591,000, and $568,000 for fiscal 2010, 2009, and 2008, respectively.

Sales and Marketing. Sales and marketing expenses were $43.2 million, $42.5 million, and $39.4 million in fiscal 2010, 2009, and 2008, respectively. The 1.5% increase in fiscal 2010 from fiscal 2009 was due to a $2.2 million increase in compensation and commission expense as a result of increased staffing levels and higher bookings, travel costs of $337,000 and depreciation expense of $239,000, which were partially offset by a reduction in conference and marketing expenditures of $2.2 million. The 8.1% increase in fiscal 2009 from fiscal 2008 was due to a $3.5 million increase in compensation and commission expense as a result of increased staffing levels and increased sales, which was partially offset by a $265,000 reduction in travel expenses and a $217,000 reduction in marketing costs. Stock-based compensation expense included in sales and marketing was $343,000, $376,000, and $374,000 for fiscal 2010, 2009, and 2008, respectively.

General and Administrative. General and administrative expenses were $11.0 million, $11.9 million, and $11.7 million, in fiscal 2010, 2009, and 2008, respectively. The 7.1% decrease in fiscal 2010 from fiscal 2009 was largely due to a decrease in compensation expense and bad debt expense. The 0.9% increase in fiscal 2009 from fiscal 2008 was largely due to an increase in bad debt expense and compensation expense partially offset by a decrease in professional services costs. Stock-based compensation expense included in general and administrative was $440,000, $433,000, and $428,000 for fiscal 2010, 2009, and 2008, respectively.

Interest and Other (Expense) Income, net. Interest and other (expense) income, net were negative $70 thousand, $1.2 million, and $3.6 million in fiscal 2010, 2009, and 2008, respectively. The 105.6% decrease in fiscal 2010 from fiscal 2009 was primarily the result of a decrease in the interest rates earned on our investment holdings. The 65.2% decrease in fiscal 2009 from fiscal 2008 was primarily the result of a change in our portfolio holdings to predominantly United States government-backed money market funds from a mix of United States government-backed money market funds and investment grade marketable securities and, to a lesser extent, a decrease in the interest rates earned on our investment holdings.

Provision for Income Taxes. Our effective tax rates were 27.5%, 38.2%, and negative 231% for fiscal 2010, 2009, and 2008, respectively. For fiscal 2010, the effective tax rate differed from the statutory tax rate principally due to state income taxes, differential in the United States and foreign tax rates, research and development credits and the domestic production activities deduction. The decrease in our effective tax rate in fiscal 2010 from fiscal 2009 was primarily due to an increase in tax credits and a decrease in foreign tax expense. The increase in our effective tax rate in fiscal 2009 from fiscal 2008 was primarily due to an increase in our book income which diluted the impact of permanent differences as compared to the same periods in the prior fiscal year. The effective tax rate differs from the statutory tax rate and varies from period to period due principally to the amount of income before taxes from various tax jurisdictions, tax-exempt interest income, foreign tax expense, and the amount of tax credits available to us in each period from incremental research expenditures. Future provisions for taxes will depend, among other

things, on the mix and amount of worldwide income, the tax rates in effect for various tax jurisdictions and the amount of research and development tax credits, foreign tax credits and other items for which we are eligible.

Liquidity and Capital Resources

As of March 31, 2010 and 2009, we had cash, cash equivalents, short-term and long-term marketable securities totaling $104.7 million and $92.0 million, respectively. Due to our available cash balances and our anticipated cash flows, we do not believe that the current credit crisis will have a material impact on our operational cash requirements.

Cash provided by operating activities was $21.8 million, $12.1 million, and $12.9 million for fiscal 2010, 2009, and 2008, respectively. Cash provided by operating activities is primarily derived from net income, as adjusted for non-cash items such as depreciation and amortization expense, tax benefits from the exercise of employee stock options, and changes in operating assets and liabilities. The increase in cash provided by operating activities in fiscal 2010 from fiscal 2009 was primarily attributable to increases in deferred revenue and net income in fiscal 2010, as compared to fiscal 2009, which were slightly offset by a decrease in accrued liabilities. The decrease in cash provided by operating activities in fiscal 2009 from fiscal 2008 was primarily attributable to an increase in accounts receivable and a decrease in the growth of deferred revenue during fiscal 2009, as compared to fiscal 2008, which was partially offset by an increase in cash resulting from an increase in net income and accrued liabilities.

Net cash used in investing activities was $2.6 million in fiscal 2010. Net cash provided by investing activities was $8.3 million and $27.3 million in fiscal 2009 and fiscal 2008, respectively. Investing activities include the purchase, sale or maturity of marketable securities, acquisition of property and equipment, and net expenditures for business combinations and technology acquisitions. For fiscal 2010, we used funds of $3.1 million to purchase property and equipment, and funds of $433,000 to acquire technology. We received proceeds of $1.0 million from the maturity of investments. For fiscal 2009, we used funds of $999,000 to purchase short-term marketable securities, and funds of $5.5 million to purchase property and equipment. We received proceeds of $14.8 million from the sale or maturity of short-term and long-term marketable securities for fiscal 2009. For fiscal 2008, we used funds of $10.0 million to purchase specified assets from Network Physics, funds of $114.8 million to purchase short-term and long-term marketable securities, and funds of $4.6 million to purchase property and equipment. We received proceeds of $156.6 million from the sale or maturity of short-term marketable securities for fiscal 2008.

Cash used in financing activities was $5.7 million in fiscal 2010. Cash provided by financing activities was $861,000 in fiscal 2009. Cash used in financing activities was $3.6 million for fiscal 2008. We used $7.5 million during fiscal 2010 to pay a quarterly cash dividend of $0.09 per share to stockholders of record on June 15, 2009, September 15, 2009, December 15, 2009, and March 15, 2010. We used cash of $2.3 million, $955,000, and $5.0 million to acquire 186,550, 75,724, and 521,849 shares of our common stock pursuant to our stock repurchase program during fiscal 2010, fiscal 2009, and fiscal 2008, respectively. During fiscal 2010, fiscal 2009, and fiscal 2008, 26,352, 15,724 and 6,474 shares, respectively, were withheld from employees to satisfy the minimum statutory tax withholding obligations with respect to the income recognized by these employees upon the vesting of their restricted stock shares during the period. Cash provided by financing activities generally reflects the proceeds received from the exercise of stock options and the sale of common stock under our employee stock purchase plan. During fiscal 2010, 2009, and 2008, we received proceeds of approximately $2.7 million, 644,000, and $365,000, respectively, and issued 277,110, 92,648, and 59,975 shares of common stock, pursuant to employee and director exercises of stock options. During fiscal 2010, 2009, and 2008, we received proceeds of approximately $1.3 million, $1.1 million and $989,000, respectively, and issued 170,271, 150,712, and 120,295 shares of common stock, respectively, pursuant to the issuance of common stock under our employee stock purchase plan. Excess tax benefits from the exercise of stock options are presented as a cash flow from financing activities. For fiscal 2010, 2009, and 2008, excess tax benefits from the exercise of stock options were $51,000, $49,000, and $29,000, respectively.

We have commitments under contractual arrangements to make future payments for goods and services. These contractual arrangements secure the rights to various assets and services to be used in the future in the normal course of business. For example, we are contractually committed to make minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and related obligations pertaining to such contractual arrangements are not reported as assets or liabilities on our consolidated balance sheets. Our liability for unrecognized tax benefits under ASC 740 is reported on our consolidated balance sheets. We expect to fund these contractual arrangements with our cash, cash equivalents and marketable securities as well as cash generated from operations in the normal course of business.

The following table summarizes our contractual operating lease arrangements and our liability for unrecognized tax benefits at March 31, 2010, and the timing and effect that such commitments are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period				
	Total	Fiscal 2011	Fiscal 2012 – Fiscal 2013	Fiscal 2014 – Fiscal 2015	After Fiscal 2015
Contractual Obligations and Unrecognized Tax Benefits			*(in thousands)*		
Facilities Operating Lease Obligations	$19,921	$ 4,913	$ 4,095	$3,425	$ 7,488
Other Operating Lease Obligations	103	79	24	—	—
Unrecognized Tax Benefits	786	340	130	316	—
Total	**$20,810**	**$ 5,332**	**$4,249**	**$ 3,741**	**$ 7,488**

See Notes 9 and 10 to our consolidated financial statements for additional information related to our operating leases. As of March 31, 2010, we had no capital lease obligations.

Effective June 10, 2002, we entered into a credit facility with a commercial bank. The credit facility permitted the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10.0 million in the aggregate. As of March 31, 2010, the lender under our credit facility had issued letters of credit in favor of the beneficiaries under a number of our operating leases in the aggregate amount of $1.1 million.Upon a default, as defined in the respective office lease agreement, the applicable landlord has the right to draw upon its letter of credit in whole or in part. Interest under this facility, including interest on any amounts drawn under the letters of credit, is payable monthly at an annual rate of 1.25%. The credit facility is collateralized by our accounts receivable. Effective March 31, 2009, in light of our strong cash position, we elected to eliminate any borrowing capacity under the credit facility in excess of our existing outstanding letters of credit.

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan and growth strategies. We anticipate that operating activities, as well as expected capital expenditures incurred in the normal course of business, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products as well as repurchase our common stock in accordance with our stock repurchase program authorized by our Board in January 2005, and the payment of dividends to our stockholders.

We believe that our current cash and cash equivalents, marketable securities, and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital, capital expenditures, and dividends at least through fiscal 2011.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements with unconsolidated entities or related parties and, accordingly, there are no off-balance sheet risks to our liquidity and capital resources from unconsolidated entities.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, approved the FASB Accounting Standards Codification (Accounting Standards Update, or ASU, 2009-01), or the Codification, as the single source of authoritative non-government GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission, or SEC, have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification did not change GAAP, but instead introduces a new structure that combines all authoritative standards into a comprehensive, topically organized online database. We adopted the Codification on July 1, 2009, which impacts our financial statements as all future references to authoritative accounting literature have been referenced in accordance with the Codification. There have been no changes to the content of our financial statements or disclosures as a result of implementing the Codification.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" (as codified in ASC 260 "Earnings per Share"), or FSP No. EITF 03-6-1. FSP No. EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share, or EPS, pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We applied the provisions of FSP EITF 03-6-1 in fiscal 2010. Our participating securities include nonvested restricted stock. FSP EITF 03-6-1 was applied retrospectively and therefore prior period information was adjusted.

In October 2009, the FASB issued Accounting Standards Update 2009-13 Multiple Deliverable Revenue Arrangements, or ASU 2009-13 which amends EITF Issue No. 08-1, "Revenue Arrangements With Multiple Deliverables" (as codified in ASC 605 "Revenue Recognition") and EITF Issue No. 09-3, "Applicability of AICPA Statement 97-2 to Certain Arrangements That Include Software Elements" (as codified in ASC 985 "Software"). ASU 2009-13 amends the current guidance on arrangements with multiple elements to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account, (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. ASU 2009-13 also amends the scoping guidance for software arrangements to exclude tangible products that contain software elements and nonsoftware elements that function together to interdependently deliver the product's essential functionality. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010. ASU 2009-13 will be effective for us beginning April 1, 2011. Early adoption is permitted. We have not adopted ASU 2009-13, nor have we determined the impact that the adoption will have on our results of operations or financial condition.

In May 2009, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 165, "Subsequent Events" (as codified in ASC 855 "Subsequent Events"), or SFAS No. 165, to be effective for interim or annual financial periods ending after June 15, 2009. ASC 855 establishes the accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. See Note 19 to the consolidated financial statements for the related disclosures. Our adoption of ASC 855 did not have a material impact on our results of operations, financial position or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(dollars in thousands)

We consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents, and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities consist primarily of investment grade securities with high credit ratings of relatively short duration that trade in highly liquid markets. Accordingly, we have no quantitative information concerning the market risks and believe that the risk is minimal. We currently do not hedge interest rate exposure, but do not believe that an increase in interest rates would have a material effect on the value of our cash equivalents or marketable securities.

At March 31, 2010, we had $104.7 million in cash and cash equivalents and did not have any short-term marketable securities. As of March 31, 2009, we had $91.0 million in cash and cash equivalents and $999,000 in short-term marketable securities. Based on our cash, cash equivalents, and marketable securities as of March 31, 2010, a one percentage point increase or decrease in interest rates would increase or decrease our annual interest income and cash flows by approximately $1.0 million.

At March 31, 2010, $83.1 million of our $104.7 million in cash and cash equivalents was held in money market funds. The money market funds are predominately backed by United States government securities. The per-share net asset value of our money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2010 there were no withdrawal limits on redemptions for any of the money market funds that we hold.

Our consolidated financial statements are denominated in United States dollars and, accordingly, changes in the exchange rate between foreign currencies and the United States dollar will affect the translation of our subsidiaries' financial results into United States dollars for purposes of reporting our consolidated financial results. The accumulated currency translation adjustment, recorded as a separate component of stockholder's equity, was a loss of $999,000 and a loss of $1.2 million at March 31, 2010 and 2009, respectively. A majority of our revenue transactions outside the United States are denominated in local currencies and the majority of operating expenses associated with our foreign subsidiaries are denominated in local currencies; therefore, our results of operations and financial condition are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and the European Union euro. We currently do not hedge foreign exchange rate risk. Approximately 22.5%, 21.1%, and 20.2% of our total revenue for fiscal 2010, fiscal 2009, and fiscal 2008, respectively, was generated from outside of the United States. Due to the limited nature of our foreign operations, we do not believe that a 10% change in exchange rates would have a material effect on our business, financial condition, or results of operations. Based on our revenue and operating expenses denominated in foreign currencies during fiscal 2010, fiscal 2009, and fiscal 2008, a 10% increase or decrease in exchange rates would increase or decrease our consolidated net income by approximately $56,000, $107,000, and $43,000, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of OPNET Technologies, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2010.

OPNET Technologies, Inc.
June 4, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of OPNET Technologies, Inc.

Bethesda, Maryland

We have audited the internal control over financial reporting of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated June 4, 2010 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

McLean, Virginia

June 4, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of OPNET Technologies, Inc.

Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OPNET Technologies, Inc. and its subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 4, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

McLean, Virginia

June 4, 2010

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	March 31, 2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 104,681	$ 90,990
Marketable securities	—	999
Accounts receivable, net of $336 and $713 in allowance for doubtful accounts at March 31, 2010 and 2009, respectively	28,015	24,086
Unbilled accounts receivable	4,765	5,476
Inventory	872	722
Prepaid expenses and other current assets	2,816	4,043
Total current assets	**141,149**	**126,316**
Property and equipment, net	13,245	13,984
Intangible assets, net	5,109	6,193
Goodwill	14,639	14,639
Deferred income taxes and other assets	4,210	4,932
Total assets	**$ 178,352**	**$166,064**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,405	$ 485
Accrued liabilities	10,932	11,561
Deferred and accrued income taxes	498	849
Deferred rent	432	364
Deferred revenue	38,425	30,223
Total current liabilities	**51,692**	**43,482**
Accrued liabilities	145	69
Deferred rent	2,138	2,571
Deferred revenue	4,946	2,910
Other income tax	755	527
Total liabilities	**59,676**	**49,559**
Commitments and contingencies (Note 9)		
STOCKHOLDERS' EQUITY:		
Common stock – par value $0.001; 100,000,000 shares authorized; 28,386,958 and 27,903,470 shares issued at March 31, 2010 and 2009, respectively; 20,955,452 and 20,658,514 shares outstanding at March 31, 2010 and 2009, respectively	28	28
Additional paid-in capital	99,229	93,292
Retained earnings	37,920	39,570
Accumulated other comprehensive loss	(999)	(1,171)
Treasury stock – 7,431,506 and 7,244,956 shares at March 31, 2010 and 2009, respectively, at cost	(17,502)	(15,214)
Total stockholders' equity	**118,676**	**116,505**
Total liabilities and stockholders' equity	**$178,352**	**$166,064**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended March 31,		
REVENUE:	**2010**	**2009**	**2008**
Product	$ 52,252	$ 51,211	$ 38,838
Product updates, technical support and services	47,264	43,067	34,787
Professional services	26,831	28,601	27,721
Total revenue	**126,347**	**122,879**	**101,346**
COST OF REVENUE:			
Product	5,983	3,536	1,035
Product updates, technical support and services	4,859	4,665	4,514
Professional services	19,328	20,911	19,154
Amortization of acquired technology	1,835	2,172	1,486
Total cost of revenue	**32,005**	**31,284**	**26,189**
Gross profit	**94,342**	**91,595**	**75,157**
OPERATING EXPENSES:			
Research and development	32,043	30,791	27,471
Sales and marketing	43,181	42,533	39,357
General and administrative	11,011	11,857	11,747
Total operating expenses	**86,235**	**85,181**	**78,575**
Income (loss) from operations	**8,107**	**6,414**	**(3,418)**
Interest and other (expense) income, net	(70)	1,246	3,579
Income before provision (benefit) for income taxes	8,037	7,660	161
Provision (benefit) for income taxes	2,214	2,928	(372)
Net income	**$ 5,823**	**$ 4,732**	**$ 533**
Basic net income per common share	$ 0.28	$ 0.23	$ 0.03
Diluted net income per common share	$ 0.28	$ 0.23	$ 0.03
Basic weighted average common shares outstanding	20,529	20,296	20,342
Diluted weighted average common shares outstanding	20,790	20,533	20,596

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock				Treasury Stock				
	Shares Issued	Shares Outstanding	Amount	Additional Paid in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, April 1, 2007	**27,289**	**20,641**	**$ 27**	**$ 86,881**	**6,647**	**$ (9,246)**	**$ 34,815**	**$ 394**	**$ 112,871**
Net income							533		533
Foreign currency translation								147	147
Unrealized loss on marketable securities, net of tax								(381)	(381)
Total comprehensive income									299
Adoption of ASC 740 – cumulative effect							(510)		(510)
Exercise of options	60	60		365					365
Employee stock purchase plan	121	121	1	988					989
Tax benefit from exercise of stock options				105					105
Restricted stock issuance, net of forfeitures	107	107							—
Purchase of treasury shares		(522)			522	(5,013)			(5,013)
Deferred compensation									
Stock-based compensation expense				1,539					1,539
Balance, March 31, 2008	**27,577**	**20,407**	**28**	**89,878**	**7,169**	**(14,259)**	**34,838**	**160**	**110,645**
Net income							4,732		4,732
Foreign currency translation								(1,712)	(1,712)
Reversal of unrealized loss on marketable securities, net of tax								381	381
Total comprehensive income									3,401
Exercise of options	93	93		644					644
Employee stock purchase plan	151	151		1,123					1,123
Tax benefit from exercise of stock options				114					114
Restricted stock issuance, net of forfeitures	83	83							—
Purchase of treasury shares		(76)			76	(955)			(955)
Stock-based compensation expense				1,533					1,533
Balance, March 31, 2009	**27,904**	**20,658**	**28**	**93,292**	**7,245**	**(15,214)**	**39,570**	**(1,171)**	**116,505**
Net income							5,823		5,823
Foreign currency translation								172	172
Total comprehensive income									5,995
Exercise of options	277	277		2,720					2,720
Employee stock purchase plan	170	170		1,307					1,307
Tax benefit from exercise of stock options				351					351
Restricted stock issuance, net of forfeitures	36	36							—
Purchase of treasury shares		(186)			186	(2,288)			(2,288)
Stock-based compensation expense				1,559					1,559
Dividends declared ($0.36 per share)							(7,473)		(7,473)
Balance, March 31, 2010	**28,387**	**20,955**	**$ 28**	**$ 99,229**	**7,431**	**$ (17,502)**	**$ 37,920**	**$ (999)**	**$ 118,676**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended March 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:	**2010**	**2009**	**2008**
Net income	$ 5,823	$ 4,732	$ 533
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	5,340	5,528	4,018
Loss on disposition of fixed assets	45	74	11
Provision for losses on accounts receivable	297	646	96
Deferred income taxes	(328)	(431)	(882)
Non-cash stock-based compensation expense	1,559	1,533	1,539
Non-cash accretion of market discount on marketable securities	(1)	—	—
Excess tax benefit from exercise of stock options	(51)	(49)	(29)
Changes in assets and liabilities:			
Accounts receivable	(3,518)	(3,926)	(942)
Inventory	197	569	(116)
Prepaid expenses and other current assets	(364)	(70)	1,315
Other assets	(40)	(434)	(49)
Accounts payable	874	(10)	213
Accrued liabilities	158	1,682	466
Accrued income taxes	1,913	(130)	(382)
Deferred revenue	10,238	2,638	7,187
Deferred rent	(365)	(248)	(78)
Net cash provided by operating activities	**21,777**	**12,104**	**12,900**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of specified assets from Network Physics	—	—	(10,005)
Acquired technology	(433)	—	—
Purchase of property and equipment	(3,148)	(5,466)	(4,557)
Purchase of investments	—	(999)	(114,799)
Proceeds from sale/maturity of investments	1,000	14,800	156,615
Net cash (used in) provided by investing activities	**(2,581)**	**8,335**	**27,254**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Acquisition of treasury stock	(2,288)	(955)	(5,013)
Excess tax benefit from exercise of stock options	51	49	29
Proceeds from exercise of stock options	2,720	644	365
Issuance of common stock under employee stock purchase plan	1,307	1,123	989
Payment of dividend to stockholders	(7,473)	—	—
Net cash (used in) provided by financing activities	**(5,683)**	**861**	**(3,630)**
Effect of exchange rate changes on cash and cash equivalents	178	(1,720)	120
Net increase in cash and cash equivalents	13,691	19,580	36,644
Cash and cash equivalents, beginning of year	90,990	71,410	34,766
Cash and cash equivalents, end of year	**$104,681**	**$ 90,990**	**$ 71,410**

See accompanying notes to consolidated financial statements

1. Organization and Significant Accounting Policies

Organization. OPNET Technologies, Inc. and its subsidiaries, (hereafter, the Company or OPNET), provides software products and related services for managing networks and applications. The Company's software products address application performance management, network operations, capacity management and network research and development. The Company sells products to corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. The Company markets software products and related services in North America primarily through a direct sales force and, to a lesser extent, several resellers and original equipment manufacturers. Internationally, the Company conducts research and development through a wholly-controlled subsidiary in Ghent, Belgium and markets software products and related services through wholly-owned subsidiaries in Paris, France; Mainz, Germany; Slough, United Kingdom; and Singapore; a sales office in Beijing, China; third-party distributors; and value-added resellers. The Company is headquartered in Bethesda, Maryland and has domestic offices in Cary, North Carolina; Dallas, Texas; Santa Clara, California; and Nashua, New Hampshire.

Principles of Consolidation. The consolidated financial statements include the results of OPNET Technologies, Inc., its wholly-owned subsidiaries: OPNET Technologies SAS; OPNET Technologies Limited; OPNET Analysis, Inc.; OPNET Technologies, GmbH; and OPNET Technologies Asia, Pte. Ltd., and its wholly-controlled subsidiary OPNET Technologies, BVBA. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, or GAAP, requires management to make estimates, judgments and assumptions. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Significant items subject to such estimates, judgments, and assumptions include revenue recognition, the carrying amount and useful lives of long-lived assets, valuation allowances for accounts receivable and deferred tax assets, research and development tax credits, determination of uncertain tax position benefits under ASC 740 Income Taxes, or ASC 740, software development costs, valuation of acquired intangible assets, valuation of stock-based compensation, and loss contingencies, such as litigation, claims and assessments.

Cash and Cash Equivalents. Cash and cash equivalents consist of deposits in banks and all highly liquid investments with maturities of three months or less when purchased.

Marketable Securities. The Company has determined that its investments in marketable securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity in the accompanying consolidated balance sheets under the caption "Accumulated other comprehensive income." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in the "Interest income" line item on the accompanying consolidated statements of operations. Realized gains and losses on available-for-sale securities are included in the "Interest and other income, net" line item on the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in the "Interest and other income, net" line item on the consolidated statements of operations. As of March 31, 2010 the Company did not have any marketable securities.

SUPPLEMENTAL CASH FLOW INFORMATION.

	Year ended March 31,		
	2010	2009	2008
	(in thousands)		
CASH PAID DURING THE FISCAL YEAR FOR:			
Income taxes	$ 527	$3,239	$ 768
NON-CASH FINANCING AND INVESTING ACTIVITIES:			
Unrealized gain (loss) on marketable securities	$ —	$381	$ (381)
Restricted stock issued	$ 622	$860	$1,022
Accrued liability for the purchase of property and equipment	$ 11	$ 72	$ 218
Tenant improvement allowance received from landlord	$ —	$1,095	$ 880

Advertising Expense. Advertising costs are expensed when incurred. Advertising expense for fiscal 2010, 2009, and 2008 was $497,000, $389,000, and $525,000, respectively.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company generally does not require collateral on accounts receivable, as the majority of its customers are large, well-established companies or government entities.

The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation insures the bank accounts up to $250,000. Although balances exceed that amount, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash.

Fair Value of Financial Instruments. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses approximates their respective carrying amounts.

The Company measures its cash and cash equivalents using the fair value measurement principles of ASC 820 Fair Value Measurements and Disclosures, or ASC 820, which requires that fair value be based on the assumptions that market participants would use when pricing an asset or liability.

ASC 820 requires disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable inputs.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with ASC 985 Software, or ASC 985. Through March 31, 2010, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets, the non-cancelable term of the related lease, or the non-cancelable lease term plus all periods for which executive management believes that the failure to renew the lease imposes a penalty in an amount such that the renewal appears, at the inception of the lease, to be reasonably assured. Repairs and maintenance are expensed as incurred.

Intangible Assets. The Company accounts for its goodwill and intangible assets in accordance with ASC 805 Business Combinations, or ASC 805, and ASC 350 Intangibles – Goodwill and Other, or ASC 350. The acquired and purchased technology are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. The Company's customer relationship and workforce intangible assets are amortized on an accelerated basis over their expected useful lives of four and one-half years and five years, respectively. The Company uses the projected discounted cash flow method in valuing its acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. The Company uses the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. The workforce asset was valued on a replacement cost basis. While the Company believes the assumptions used to value its acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. The Company periodically reviews the value of acquired technology and purchased intangible assets for reasonableness in accordance with ASC 360 Property, Plant and Equipment, or ASC 360. If changes in the Company's assumptions at the time of future periodic reviews indicate that the carrying value of its acquired technology and purchased intangible assets exceeds their fair value and it determines that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2010 and 2009, intangible assets totaled $5.1 million and $6.2 million, net of accumulated amortization of $9.7 million and $7.7 million, respectively. There has been no impairment as of March 31, 2010 or 2009.

Goodwill. In accordance with ASC 350, goodwill is not amortized but is tested for impairment annually during the Company's fourth quarter and whenever events and circumstances occur indicating that the asset might be impaired. The Company performed its annual impairment test of goodwill as of March 31, 2010 and 2009 and concluded that the fair value substantially exceeded the carrying value; therefore, it did not record any impairment. The Company has not recorded a goodwill impairment since it first recorded goodwill in fiscal 2001.

Valuation of Long-Lived Assets. In accordance with ASC 360, the Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of March 31, 2010 or 2009.

Revenue Recognition. The Company derives revenue from three primary sources: (1) product, (2) product updates, technical support and services, which include product update, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. The Company recognizes revenue based on the provisions ASC 605-985 Software Revenue Recognition, or ASC 605-985.

Product Revenue

Product revenue represents all fees earned from granting customers perpetual and term licenses to use the Company's software as well as the hardware that it uses to deliver its ACE Live software products. It excludes revenue derived from product updates, which are included in product updates, technical support and services revenue. For the years ended March 31, 2010, 2009, and 2008, perpetual licenses represented approximately 92%, 93%, and 97% of product revenue, respectively. Product revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the software has occurred, (iii) the product fee is fixed or determinable, and (iv) collectibility is probable. The Company defines each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is the Company's customary practice to have a written software license agreement, which is signed by both the end user and the Company, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with the Company, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which the Company collectively refers to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and the Company, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, the Company's master reseller agreement requires that the reseller provide the Company copies of the end user's executed software master license agreements.
- **Delivery has occurred.** Physical delivery of the Company's software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing the Company's software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software licenses may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.
- **The fee is fixed or determinable.** It is the Company's policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. The Company's normal payment terms for its software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond the Company's normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on its successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. The Company typically sells to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If the Company determines from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, the Company defers recognition of product revenue until the criteria are met. When the sale of the software product requires the Company to make significant enhancements, customization or modifications to the software that are essential to its functionality, product revenue and consulting fees are recognized using contract accounting under ASC 605-35 Revenue Recognition – Construction-Type and Production, or ASC 605-35. The Company estimates the percentage-of-completion, under ASC 605-35, based on its estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of product revenue and professional services revenue under certain contracts and related expenses reported in the Company's consolidated financial statements. A number of internal and external factors can affect the Company's estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements, and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in the Company's revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

All fees billed to clients for shipping and handling are classified as product revenue. All costs associated with shipping and handling are classified as cost of product revenue.

Product Update, Technical Support, and Services Revenue

Product updates, technical support and services revenue represents fees associated with the sale of product updates, training, and technical support, all provided on a when-and-if-available basis (except for technical support) under the Company's maintenance agreement. Payments for product updates, technical support and services on initial order or on renewal are generally made in advance and are nonrefundable. Product updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software product purchase. Product updates, technical support and services may be renewed upon expiration of the term. Customers can purchase product updates separately from technical support and services. Revenue from product updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include product, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Company vendor-specific objective evidence of fair value, or VSOE. This means that the Company defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually product, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If the Company is unable to establish VSOE for an undelivered post-contract customer support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, the Company's allocation methodology is based on VSOE of fair value for its professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for its PCS, generally 18% to 21% of the license fee paid, on perpetual licenses. The Company uses the residual method to allocate any remaining arrangement fee to product revenue.

Professional Services Revenue

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When the Company enters into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. For income statement classification purposes, the Company has developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under ASC 605-985, when services are not essential to the functionality of the software. In these circumstances, revenue is allocated to the various elements of the arrangement based on the Company's VSOE of fair value and the residual amount is allocated to product revenue.

The Company sells product, product updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, the Company provides product updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as product, product updates, technical support and services sales sold through the Company's direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis, and as such, are excluded from revenues.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments and for the limited circumstances when the customer disputes the amounts due the Company. The Company's methodology for determining this allowance requires significant estimates. In estimating the allowance, the Company considers the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions.

Income Taxes. Income taxes are accounted for in accordance with ASC 740. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Under ASC 740, deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, research and development tax credits, and foreign tax credits.

ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for these positions to be recognized in the financial statements. The Company continually reviews tax laws, regulations and guidance in order to properly record any uncertain tax positions.

Foreign Currency Transactions. Revenue and expenses denominated in foreign currencies are translated at the average exchange rates during the period. Gains or losses on foreign exchange transactions are reported in the consolidated statements of operations.

Foreign Currency Translation. The results of operations for the Company's international subsidiaries are translated from the designated functional currencies into United States dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses are reported as a component of accumulated other comprehensive income in stockholders' equity.

Comprehensive Income. Certain revenues, expenses, gains and losses are recognized in comprehensive income but excluded from net income. Comprehensive income includes net income, foreign currency translation adjustments, and unrealized gains and losses on marketable securities.

Earnings per Share. The Company accounts for earnings per share, or EPS, in accordance with ASC 260 Earnings per Share, or ASC 260. ASC 260 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" (as codified in ASC 260) is effective for fiscal years beginning after December 15, 2008. The Company applied the provisions of FSP EITF 03-6-1 in fiscal 2010. The Company's participating securities include nonvested restricted stock. FSP EITF 03-6-1 was applied retrospectively and therefore prior period information was adjusted.

Stock-Based Compensation. The Company accounts for stock-based compensation given to employees in accordance with ASC 718 Compensation – Stock Compensation, or ASC 718. ASC 718 requires all share-based payments and nonvested shares (restricted stock) issued to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board, or FASB, approved the FASB Accounting Standards Codification (Accounting Standards Update, or ASU, 2009-01), or the Codification, as the single

source of authoritative non-government GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission, or SEC, have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification did not change GAAP, but instead introduces a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Company adopted the Codification on July 1, 2009, which impacts the Company's financial statements as all future references to authoritative accounting literature have been referenced in accordance with the Codification. There have been no changes to the content of the Company's financial statements or disclosures as a result of implementing the Codification.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" (as codified in ASC 260 "Earnings per Share"), or FSP No. EITF 03-6-1. FSP No. EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share, or EPS, pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company applied the provisions of FSP EITF 03-6-1 in fiscal 2010. The Company's participating securities include nonvested restricted stock. FSP EITF 03-6-1 was applied retrospectively and therefore prior period information was adjusted.

In October 2009, the FASB issued Accounting Standards Update 2009-13 Multiple Deliverable Revenue Arrangements, or ASU 2009-13 which amends EITF Issue No. 08-1, "Revenue Arrangements With Multiple Deliverables" (as codified in ASC 605 "Revenue Recognition") and EITF Issue No. 09-3, "Applicability of AICPA Statement 97-2 to Certain Arrangements That Include Software Elements" (included in ASC 985 "Software"). ASU 2009-13 amends the current guidance on arrangements with multiple elements to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account, (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. ASU 2009-13 also amends the scoping guidance for software arrangements to exclude tangible products that contain software elements and nonsoftware elements that function together to interdependently deliver the product's essential functionality. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010. ASU 2009-13 will be effective for the Company beginning April 1, 2011. Early adoption is permitted. The Company has not adopted ASU 2009-13, nor has it determined the impact that the adoption will have on its results of operations or financial condition.

In May 2009, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 165, "Subsequent Events" (as codified in ASC 855 "Subsequent Events"), or SFAS No. 165, to be effective for interim or annual financial periods ending after June 15, 2009. ASC 855 establishes the accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. See Note 19, Subsequent Events, for the related disclosures. The Company's adoption of ASC 855 did not have a material impact on the Company's results of operations, financial position or cash flows.

2. Stock-Based Compensation

In September 2009, the Company's stockholders approved the adoption of the 2010 Stock Incentive Plan, or the 2010 Plan, in response to the pending expiration of the Company's Amended and Restated 2000 Stock Incentive Plan, or the 2000 Plan. The 2010 Plan provides for the granting of stock options, restricted stock and other stock-based awards to employees, officers, directors, consultants and advisors. Subject to specified adjustments, the number of shares initially set aside and reserved for issuance under the 2010 Plan is 2,150,000 shares, which approximates the number of shares available for issuance under the 2000 Plan as of January 1, 2010, the effective date of the 2010 Plan.The Board approved a resolution to make no further grants for options or stock awards under the 2000 Plan upon approval of the 2010 Plan.

The number of shares available for issuance under the 2010 Plan will automatically increase from time to time by a number equal to (i) in the event any outstanding stock option granted under the 2000 Plan should for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the number of shares that are not acquired under such stock option and (ii) in the event stock that has been issued to a participant under the 2000 Plan pursuant to restricted or unrestricted stock awards is subsequently forfeited or acquired by the Company as a result of a failure to vest or satisfy any other contingency, the number of such shares. The maximum aggregate number of additional shares that may become available for issuance in these situations is 2,000,000 shares, subject to specified adjustments.

The number of shares available for issuance under the 2010 Plan will automatically increase on the first trading day of each calendar year, beginning with 2011 and continuing through the term of the 2010 Plan, by an amount equal to the lesser of (i) three percent (3%) of the shares of the Company's common stock outstanding on the last trading day of the preceding calendar year, or (ii) an amount determined by the Board; provided, however, that in no event shall any such annual increase exceed 1,000,000 shares. This provision, commonly referred to as an "evergreen" provision, is similar to the provision in the 2000 Plan.

Options granted pursuant to the 2010 Plan will be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement, but no option may be granted for a term in excess of 10 years. The terms and conditions of any restricted stock awards granted under the 2010 Plan, including the conditions for repurchase or forfeiture and the issue price, if any, will be determined by the Board. The Board also has the right to grant other stock awards pur-

suant to the 2010 Plan having such terms and conditions as the Board may determine, including the grant of fully vested shares, the grant of securities convertible into shares of the Company's common stock and the grant of stock appreciation rights.

ASC 718 requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and employee stock purchase plans. The Company has elected to use straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting.

Compensation cost for option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. ASC 718 also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. The impact on compensation cost due to changes in the expected forfeiture rate will be recognized in the period that they become known. The Company has concluded that its historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation cost due to changes in the expected forfeiture rate of 10% will be recognized in the period that they become known. The Company does not apply a forfeiture rate to the options granted to certain key executives or directors. The Company has concluded that historically certain key executives and directors will perform the requisite service to vest in the award.

Excess tax benefits from the exercise of stock options are presented as a cash flow from financing activity. For fiscal 2010, 2009, and 2008, excess tax benefits from the exercise of stock options were $51,000, $49,000, and $29,000, respectively.

A summary of the total stock-based compensation expense for fiscal 2010, 2009, and 2008 is as follows:

	2010	2009 *(in thousands)*	2008
Restricted stock	$ 941	$ 917	$ 611
ESPP shares	490	444	446
Stock options	128	172	482
Total stock-based compensation	**$ 1,559**	**$ 1,533**	**$ 1,539**

A summary of the total nonvested stock-based deferred compensation at March 31, 2010 and 2009 is as follows:

	2010	2009
	(in thousands)	
Restricted stock	$ 1,178	$ 1,633
Stock options	916	—
ESPP shares	139	181
Total nonvested stock-based compensation	**$ 2,233**	**$ 1,814**

The deferred compensation associated with the nonvested restricted stock, stock options and ESPP shares at March 31, 2010 are expected to be recognized over a weighted average period of 1 year, 2 years, and 4 months, respectively.

STOCK OPTIONS

The Company's stock option grants are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

A summary of the option transactions for fiscal 2010, 2009, and 2008 is as follows:

2010	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2,556,723	$ 10.89	—	$13,569	$ 7.62
Granted	275,000	$ 9.79	—	$ 1,719	$ 4.17
Exercised	(277,110)	$ 9.82	—	$ 1,112	$ 6.80
Forfeited or expired	(60,531)	$ 12.11	—	$ 248	$ 8.53
Outstanding at end of period	**2,494,082**	$ 10.86	2.82	$13,314	$ 7.31
Exercisable at end of period	2,219,082	$ 10.99	2.00	$11,596	$ 7.70
Nonvested at end of period	275,000	$ 9.79	9.44	$ 1,719	$ 4.17
Nonvested expected to be exercised	247,500	$ 9.79	9.44	$ 1,567	$ 4.17

2009	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2,720,121	$ 10.79	—	$ 1,473	$ 7.56
Granted	—	—	—	—	—
Exercised	(92,648)	$ 6.95	—	$ 459	$ 4.88
Forfeited or expired	(70,750)	$ 12.45	—	$ 3	$ 8.90
Outstanding at end of period	**2,556,723**	$ 10.89	2.94	$ 1,283	$ 7.62
Exercisable at end of period	2,556,723	$ 10.89	2.94	$ 1,283	$ 7.62
Nonvested at end of period	—	$ —	—	$ —	$ —

2008	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2,841,065	$ 10.37	—	$ 1,405	$ 7.51
Granted	—	—	—	—	—
Exercised	(59,975)	$ 6.08	—	$ 256	$ 4.23
Forfeited or expired	(60,969)	$ 12.37	—	—	$ 8.65
Outstanding at end of period	**2,720,121**	$ 10.79	3.92	$ 1,256	$ 7.56
Exercisable at end of period	2,643,020	$ 10.85	3.85	$ 1,256	$ 7.61
Nonvested at end of period	77,101	$ 9.01	6.35	—	$ 6.01

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following; the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a United States Treasury Bond due in the number of years equal to the option's expected term. The estimated option term is calculated based upon the simplified method set out in ASC 718 - Compensation – Stock Compensation. The Company uses the simplified method to determine the estimated option term because it lacks sufficient historical share option exercise data. To determine expected volatility, the Company analyzes the historical volatility of its stock over the expected term of the option.

The Company granted 275,000 stock options during fiscal 2010. The Company did not grant any stock options during fiscal 2009 or fiscal 2008. No stock options vested during fiscal 2010. The weighted average assumptions used to determine the grant-date fair value for stock options for fiscal 2010 are as follows:

	2010
Risk-free interest rate	3.07%
Expected dividend yield	3.68%
Expected life	7 years
Volatility factor	58%

During fiscal 2010, 2009, and 2008, the Company received proceeds of approximately $2.7 million, $644,000, and $365,000, respectively, and issued 277,110, 92,648, and 59,972 shares of common stock, respectively, pursuant to employee exercises of stock options.

RESTRICTED STOCK

The Company's restricted stock grants are accounted for as equity awards. The expense is based on the price of the Company's common stock on the date the restricted stock award is granted, and is recognized on a straight-line basis over the requisite service period. The Company's restricted stock agreements do not contain any post-vesting restrictions.

A summary of the restricted stock grants is as follows:

2010	Restricted Stock Grants	Weighted Average Grant Fair Value
Nonvested at beginning of period	235,562	$ 10.66
Granted	55,856	$ 12.01
Vested	(87,872)	$ 11.31
Forfeited	(19,749)	$ 9.64
Nonvested at end of period	**183,797**	**$10.87**
Nonvested expected to vest	168,878	$ 10.87

2009	Restricted Stock Grants	Weighted Average Grant Fair Value
Nonvested at beginning of period	213,177	$ 11.07
Granted	87,070	$ 10.27
Vested	(61,370)	$ 11.55
Forfeited	(3,315)	$ 10.85
Nonvested at end of period	**235,562**	**$10.66**

2008	Restricted Stock Grants	Weighted Average Grant Fair Value
Nonvested at beginning of period	127,213	$12.14
Granted	108,190	$ 9.86
Vested	(21,586)	$11.16
Forfeited	(640)	$14.41
Nonvested at end of period	**213,177**	**$11.07**

EMPLOYEE STOCK PURCHASE PLAN

The Company's 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 3,070,000 shares of its common stock. On September 14, 2009, the stockholders voted to increase the number of shares authorized for issuance under the ESPP from 820,000 shares to 3,070,000 shares, effective February 1, 2010. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends on the last day of January and July of each year.

To estimate the fair value of shares issued under its ESPP, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an ESPP share at the beginning of the plan period based on the following: the price of the underlying stock on the first day of the plan period; the estimated dividend yield; a "risk-free" interest rate; the term of the plan period (six months); and the expected volatility. For the "risk-free" interest rate, the Company uses a United States Treasury Bond due in six months. To determine expected volatility, the Company analyzes the historical volatility of its stock over the 6 months prior to the first day of the plan period.

A total of 170,271, 150,712, and 120,295 shares of the Company's common stock were issued under the ESPP in fiscal 2010, 2009, and 2008, respectively. The issuance of the common stock resulted in proceeds to the Company of $1.3 million, $1.1 million, and $989,000, respectively.

The weighted average assumptions to determine the value for ESPP shares for fiscal 2010, 2009, and 2008 are as follows:

	Plan Period Starting					
	February 2010	August 2009	February 2009	August 2008	February 2008	August 2007
Risk-free interest rate	0.17%	0.28 %	0.39%	1.88%	2.15%	4.96%
Expected dividend yield	2.95%	3.70%	0.00%	0.00%	0.00%	0.00%
Expected life	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years
Volatility factor	41%	70 %	88%	42%	60%	49%

3. Cash, Cash Equivalents, and Marketable Securities

The following table details the fair value measurements within the three levels of fair value hierarchy of the Company's financial assets, consisting of cash, cash equivalents, and marketable securities, at March 31, 2010 and 2009:

		Fair Value Measurement at March 31, 2010 Using		
(in thousands)	**Total Fair Value At March 31, 2010**	**Level 1**	**Level 2**	**Level 3**
Cash	$ 21,545	$ 21,545	$ —	$ —
Money market funds	83,136	83,136	—	—
Total	**$104,681**	**$104,681**	**$ —**	**$ —**

		Fair Value Measurement at March 31, 2009 Using		
(in thousands)	**Total Fair Value At March 31, 2009**	**Level 1**	**Level 2**	**Level 3**
Cash	$ 11,759	$ 11,759	$ —	$ —
Money market funds	79,231	79,231	—	—
Corporate note	999	—	999	—
Total	**$ 91,989**	**$ 90,990**	**$ 999**	**$ —**

At March 31, 2010 and 2009, the Company grouped money market funds using a Level 1 valuation because market prices in active markets for identical assets were readily available. The per-share net asset value of the Company's money market funds has remained at a constant amount of $1.00 per share. At March 31, 2009, the Company grouped the corporate note using a Level 2 valuation because it used quoted prices in active markets for similar assets to determine the fair value. Also, as of March 31, 2010 and 2009, there were no withdrawal limits on redemptions for any of the money market funds that the Company holds. All money market funds were classified as cash and cash equivalents at March 31, 2010 and 2009. The Company did not group any financial assets using a Level 2 or Level 3 valuation at March 31, 2010.

As of March 31, 2010 the Company did not have any marketable securities. The following table summarizes the composition of the Company's marketable securities at March 31, 2009:

	March 31, 2009 *(in thousands)*				Classification on Balance Sheet	
	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Market Value**	**Short-Term Investments**	**Long-Term Investments**
Corporate note	$ 999	$ —	$ —	$ 999	$999	$ —
Total marketable securities	$ 999	$ —	$ —	$ 999	$999	$ —

4. Acquisition of Specified Assets of Network Physics, Inc.

On October 19, 2007, the Company completed the acquisition of specified assets of Network Physics, Inc. (Network Physics). Pursuant to the asset purchase agreement, the purchase price totaled $10.0 million and was paid in cash from the Company's working capital. The Company accounted for the asset acquisition as the purchase of productive assets and followed the guidance in ASC 805 to perform the purchase price allocation. The Company expensed $720,000 in transaction-related professional services costs during fiscal 2008 in connection with the asset acquisition. The Company has conducted a review and analysis of the purchase price. A summary of the assets acquired follows:

	March 31,2008 *(dollars in thousands)*	Amortization Method	Useful Life
Current assets	$ 45		
Property, plant and equipment	572	Straight-line	1-3 years
Acquired technology	7,827	Straight-line	5 years
Customer relationships	724	Double-declining balance	4.5 years
Acquired workforce	837	Double-declining balance	5 years
Total consideration	**$ 10,005**		

The assets acquired were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The Company obtained valuation services from an independent company to assist in the Company's determination of the fair value of acquired intangibles and their remaining useful lives.

The Company's purchase of specified assets of Network Physics constituted the acquisition of productive assets and not the acquisition of a business under ASC 805.

5. Intangible Assets and Goodwill

Intangible assets consisted of the following:

	March 31, 2010 (in thousands)		
INTANGIBLE ASSET	Carrying Value	Accumulated Amortization	Net Value
Acquired and purchased technology	$13,275	$ 8,596	$ 4,679
Customer relationships	724	545	179
Acquired workforce asset	837	586	251
Total	**$ 14,836**	**$ 9,727**	**$ 5,109**

	March 31, 2009 (in thousands)		
INTANGIBLE ASSET	Carrying Value	Accumulated Amortization	Net Value
Acquired and purchased technology	$ 12,374	$ 6,896	$ 5,478
Customer relationships	724	411	313
Acquired workforce asset	837	435	402
Total	**$ 13,935**	**$ 7,742**	**$ 6,193**

Acquired and purchased intangible assets resulted in amortization expense for fiscal 2010, 2009 and 2008 of $2.0 million, $2.4 million, and $1.7 million, respectively. Amortization expense from acquired and purchased technology and customer relationships is included in cost of revenue in the consolidated statements of operations. Amortization expense from the acquired workforce asset is included in research and development expenses in the consolidated statements of operations. The Company amortizes acquired and purchased technology on a straight-line basis over their expected useful lives of three to five years. The customer relationships and workforce assets that the Company purchased from Network Physics are amortized on an accelerated depreciation basis over their expected useful lives of four and one-half years and five years, respectively. The Company currently expects future amortization expense attributable to these intangible assets of $1.9 million in fiscal 2011 and fiscal 2012, $1.0 million in fiscal 2013, $180,000 in fiscal 2014, and $45,000 in fiscal 2015.

Goodwill is primarily derived from the Company's acquisitions of Altaworks in October 2004, WDM NetDesign in January 2002, and NetMaker in March 2001. The Company has made no adjustment to goodwill since recording goodwill in fiscal 2001.

6. Property and Equipment

Property and equipment consisted of the following at March 31, 2010 and 2009:

	2010	2009
	(in thousands)	
Computer equipment	$ 11,389	$ 9,708
Leasehold improvements	10,038	9,977
Construction in progress	—	30
Purchased software	4,331	4,159
Office furniture and equipment	1,770	1,758
Total	27,528	25,632
Less: accumulated depreciation	(14,283)	(11,648)
Property and equipment, net	**$ 13,245**	**$ 13,984**

Depreciation expense for fiscal 2010, 2009, and 2008 was $3.4 million, $3.1 million, and $2.4 million, respectively.

7. Accrued Liabilities

Accrued liabilities consisted of the following at March 31, 2010 and 2009

	2010	2009
	(in thousands)	
Accrued compensation and bonuses	$ 6,867	$ 6,504
Accrued accounting and tax services	500	692
Accrued inventory	815	997
Other	2,750	3,368
Total	**$10,932**	**$11,561**

8. Income Taxes

The components of the provision for income taxes for the years ended March 31, 2010, 2009, and 2008, were as follows:

	2010	2009	2008
		(in thousands)	
CURRENT PROVISION:			
Federal	$ 1,832	$ 2,164	$ 115
State	544	744	13
Foreign	166	451	382
Total current provision	**2,542**	**3,359**	**510**
DEFERRED BENEFIT:			
Federal	(339)	(320)	(748)
State	(58)	(88)	(131)
Foreign	69	(23)	(3)
Total deferred benefit	(328)	(431)	(882)
Total provision (benefit) for income taxes	**$ 2,214**	**$2,928**	**$ (372)**

At March 31, 2010 and 2009, the components of the Company's deferred tax assets and deferred tax liabilities were as follows:

	2010	2009
	(in thousands)	
DEFERRED TAX ASSETS:		
Accrued expenses	$ 1,623	$ 1,544
Deferred revenue	1,183	648
In-process research and development	119	138
Deferred rent	978	1,114
Research and development tax credit carryforward	1,224	1,188
Accelerated book amortization of acquired technology	1,901	1,463
Bad debt reserve	129	275
Federal net operating loss carryforward	12,887	12,941
Foreign net operating loss carryforward	7	82
Deferred stock based compensation	831	864
Other temporary differences	25	17
Gross deferred tax assets	20,907	20,274
Less: valuation allowance	(13,289)	(13,289)
Total deferred tax asset	**7,618**	**6,985**
DEFERRED TAX LIABILITIES:		
Tax amortization of goodwill	(2,522)	(2,241)
Accelerated depreciation	(335)	(249)
Tax accounting for unbilled accounts receivable	(1,053)	(1,065)
Total deferred tax liabilities	**(3,910)**	**(3,555)**
Net deferred tax asset	**$ 3,708**	**$ 3,430**

ASC 740 requires that the Company assess the realizability of deferred tax assets at the end of each reporting period. These assessments generally consider several factors including the reversal of existing deferred tax asset temporary differences, projected future taxable income, tax planning strategies, and historical and future book income adjusted for permanent book to tax differences. As stated below, the Company has established a valuation allowance related to a portion of the deferred tax asset associated with the Altaworks transaction due to limitations under Section 382 of the Internal Revenue Code. The Company believes that it is more likely than not that the remaining net deferred tax asset of $3.7 million will be realized, based upon its history of profitability, estimates of future taxable income, and the period over which the tax benefits can be realized.

The provision for income taxes for fiscal 2010, 2009, and 2008 differs from the amount computed by applying the statutory United States Federal income tax rate to income before taxes as a result of the following:

	2010	2009	2008
Statutory United States Federal rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes resulting from:			
State income taxes—net of Federal benefit	4.8	4.7	(7.0)
Nondeductible meals and entertainment	0.7	0.6	38.0
Nondeductible fines and penalties	0.4	—	3.6
Nondeductible expenses - other	—	0.1	4.3
Nondeductible stock compensation	2.1	2.0	93.9
Section 199 deduction	(2.2)	(2.4)	(10.2)
Tax credits	(10.7)	(7.1)	(209.3)
Provision to return true-ups (permanent items)	(1.5)	3.5	148.9
Foreign tax expense	0.8	2.4	(173.6)
Tax exempt income	—	—	(234.0)
Changes in carrying rate of deferreds	0.2	—	8.2
Other	0.1	1.2	13.0
Uncertain tax positions	(0.3)	(0.4)	45.2
Foreign tax rate differential	(0.9)	(0.4)	14.5
Effective tax rate	**27.5%**	**38.2%**	**(230.5)%**

For fiscal 2010, the effective tax rate differed from the statutory tax rate principally due to state income taxes, differential in the United States and foreign tax rates, research and development credits and the domestic production activities deduction. The decrease in the Company's effective tax rate in fiscal 2010 from fiscal 2009 was primarily due to an increase in tax credits and a decrease in foreign tax expense. The increase in the Company's effective tax rate in fiscal 2009 from fiscal 2008 was primarily due to the increase in its book income which diluted the impact of permanent differences as compared to the same periods in the prior fiscal year.

At March 31, 2010, the Company had a United States federal research and development tax credit carryforward of approximately $1.2 million and net operating loss carryforwards of approximately $37.9 million, which will expire in the years 2019 through 2024. At March 31, 2010, the Company's Singapore subsidiary had a foreign net operating loss carryforward of $43,000. The foreign net operating loss can be carried forward indefinitely under local tax legislation.

As part of the Altaworks Corporation acquisition, the Company received a federal net operating loss carryforward of approximately $38.8 million and a research and development credit carryforward of approximately $1.2 million. The related deferred tax assets at March 31, 2010 total $14.1 million. These tax assets are subject to an annual limitation under Section 382 of the Internal Revenue Code. Because of the limitation imposed, management believes it is more likely than not that a portion of the assets will not be realized and has placed a valuation allowance of $13.3 million against that portion.

At March 31, 2010, the Company had cumulative undistributed earnings of foreign subsidiaries, for which no United States income or foreign withholding taxes have been recorded, of approximately $2.9 million, which have been reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States tax credits for foreign taxes already paid.

ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for these positions to be recognized in the financial statements. The Company continually reviews tax laws, regulations and guidance in order to properly record any uncertain tax positions. At March 31, 2010, the gross unrecognized benefit related to uncertain tax positions was $786,000, $761,000 of which would favorably affect the effective income tax rate in future periods. The total amount of gross unrecognized tax benefits related to uncertain tax benefits as of April 1, 2009 was $804,000. Of this total, $775,000 represents the amount of unrecognized tax benefits (net of federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in any future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2010, 2009, and 2008 follows:

	2010	2009	2008
		thousands)	
Beginning balance	$ 804	$ 838	$ 810
Gross decreases – tax positions in prior period	45	—	(80)
Gross increases – current period tax positions	150	139	79
Settlements	(19)	—	—
Lapse of statute of limitations	(197)	(159)	—
Foreign currency translation adjustment	3	(14)	29
Ending balance	$ 786	$ 804	$ 838

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that the Company operates:

Australia	FY06 – FY09
Belgium	FY07 – FY09
France	FY06 – FY09
Germany	FY05 – FY09
Singapore	FY08 – FY09
United Kingdom	FY08 – FY09
United States	FY07 – FY09
Maryland	FY06 – FY09

The Company's continuing practice is to recognize interest, if any, related to income tax matters in interest expense in its consolidated statements of operations and penalties as part of general and administrative expense in its consolidated statements of operations. During fiscal 2010, the Company recognized $6,000 in potential interest expense associated with uncertain tax positions and reversed $13,000 associated with potential claims now barred by the statute of limitations. During fiscal 2009, the Company recognized $4,000 in potential interest expense associated with uncertain tax positions and reversed $17,000 associated with potential claims now barred by the statute of limitations. During fiscal 2008, the Company recognized $6,000 in potential interest expense associated with uncertain tax positions. The total accrued interest and accrued penalties related to uncertain tax positions at March 31, 2010 was $7,000 and $26,000, respectively.

The Company believes it is reasonably possible that significant changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of its state and local income taxes and lapse of statute of limitations. In the aggregate, the Company believes the liability for uncertain tax positions could decrease by $340,000 in the next twelve months.

The Company is currently under an income tax audit in Germany for fiscal 2005 through 2007 and in the United States for fiscal 2007.

9. Commitments and Contingencies

The Company's corporate office and principal facilities are located in Bethesda, Maryland and consist of approximately 82,000 square feet of office space held under two leases. The lease for 60,000 square feet expires on January 31, 2011, exclusive of renewal options. The lease provides for two five-year renewal options. The rent is subject to escalation based upon a consumer price index adjustment of up to 3% each year. The lease also requires the Company to maintain a security deposit of approximately $853,000 in the form of a bank letter of credit, as discussed in Note 10, which is subject to annual reductions based upon meeting certain minimum financial requirements. The lease for 22,000 square feet expires on January 31, 2016, exclusive of renewal options. The lease provides for one five-year renewal option. The rent is subject to escalation based upon a consumer price index adjustment of up to 3% each year. The lease also requires the Company to maintain a security deposit of approximately $69,000 in the form of a bank letter of credit, as discussed in Note 10, which is subject to annual reductions based upon meeting certain minimum financial requirements.

In addition, the Company leases additional office space under non-cancelable operating leases. The leases for office space contain escalation clauses that provide for increased rentals based primarily on increases in real estate taxes, operating expenses, or the consumer price index. Total rent expense under all leases for fiscal 2010, 2009, and 2008 was $5.1 million, $5.0 million, and $4.5 million, respectively. At March 31, 2010, future minimum lease payments required under non-cancelable leases were as follows:

Year ending March 31,	*(in thousands)*
2011	$ 4,913
2012	2,136
2013	1,959
2014	1,690
2015	1,735
Thereafter	7,488
Total minimum lease payments	**$ 19,921**

The Company accounts for guarantees in accordance with ASC 460 Guarantees, or ASC 460. ASC 460 elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. The provisions related to recognizing a liability at inception of the guarantee do not apply to product warranties or indemnification provisions in the Company's software license agreements.

Under the terms of substantially all of the Company's license agreements, it has agreed to defend and pay any final judgment against its customers arising from claims against such customers that the Company's software

products infringe the intellectual property rights of a third party. To date: i) the Company has not received any notice that any customer is subject to an infringement claim arising from the use of its software products, ii) the Company has not received any request to defend any customers from infringement claims arising from the use of its software products, and iii) the Company has not paid any final judgment on behalf of any customer related to an infringement claim arising from the use of its software products. Because the outcome of infringement disputes are related to the specific facts in each case, and given the lack of previous or current indemnification claims, the Company cannot estimate the maximum amount of potential future payments, if any, related to its indemnification provisions. However, the Company reasonably believes these indemnification provisions will not have a material adverse effect on its operating performance or financial condition. As of March 31, 2010, the Company has not recorded any liabilities related to these indemnifications.

The Company's standard license agreement includes a warranty provision for software products. The Company generally warrants for the first ninety days after delivery that the software shall operate substantially as stated in the then current documentation provided that the software is used in a supported computer system. The Company provides for the estimated cost of product warranties based on specific warranty claims, provided that it is probable that a liability exists and provided the amount can be reasonably estimated. To date, the Company has not had any material costs associated with these warranties.

The Company is involved in other claims and legal proceedings arising from its normal operations. The Company does not expect these matters, individually or in the aggregate, to have a material effect on its financial condition, results of operations, or cash flows.

10. Credit Agreements and Notes Payable

Effective June 10, 2002, the Company entered into a credit facility with a commercial bank. The credit facility permitted the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10.0 million in the aggregate. As of March 31, 2010, the lender under the credit facility had issued letters of credit in favor of the beneficiaries under a number of the Company's operating leases in the aggregate amount of $1.1 million. Upon a default, as defined in the respective office lease agreement, the applicable landlord has the right to draw upon its letter of credit in whole or in part. Interest under this facility, including interest on any amounts drawn under the letters of credit, is payable monthly at an annual rate of 1.25%. The credit facility is collateralized by the Company's accounts receivable. Effective March 31, 2009, the Company elected to eliminate any borrowing capacity under the credit facility in excess of its existing outstanding letters of credit.

11. Employee Benefit Plan

Effective August 1, 1993, the Company established a 401(k) retirement plan, or the Plan, covering all eligible employees, as defined. Eligible employees who are at least 21 years old may participate. Under the terms of the Plan, participants may defer a portion of their salaries as employee contributions. The Company makes matching contributions and may make discretionary and extra contributions. Employee contributions and extra contributions made by the Company are 100% vested immediately. In general, the Company's matching and discretionary contributions vest ratably over a five-year period. The Company's expense under this Plan for fiscal 2010, 2009, and 2008 was $1.1 million, $1.4 million, and $1.3 million, respectively.

12. Earnings per Share

On April 1, 2009, the Company adopted FSP EITF 03-6-1 (as codified in ASC 260). This FSP addresses whether awards granted in share-based transactions are participating securities prior to vesting and therefore need to be included in the earning allocation in computing earnings per share using the two-class method under ASC 260. FSP EITF 03-6-1 requires nonvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents to be treated as a separate class of securities in calculating earnings per share. The Company's participating securities include nonvested restricted stock. FSP EITF 03-6-1 was applied retrospectively and therefore prior period information was adjusted.

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share for fiscal 2010, 2009, and 2008:

	2010	2009	2008
	(dollars in thousands, except per share amounts)		
NET INCOME (NUMERATOR):			
Basic and diluted net income attributable to common stockholders	$ 5,823	$ 4,732	$ 533
Dividends paid on nonvested restricted stock	(72)	—	—
Undistributed earnings attributable to nonvested restricted stock	—	(44)	(4)
Net income available to common stockholders excluding nonvested restricted stock	**$ 5,751**	**$4,688**	**$ 529**
SHARES (DENOMINATOR):			
Weighted average common shares outstanding – basic	20,529,036	20,296,165	20,342,426
Effect of other dilutive securities - options	261,438	237,212	253,542
Weighted average diluted shares outstanding	**20,790,474**	**20,533,377**	**20,595,968**
NET INCOME PER COMMON SHARE:			
Basic	$ 0.28	$ 0.23	$ 0.03
Diluted	$ 0.28	$ 0.23	$ 0.03

The weighted average diluted shares outstanding during any period does not include shares issuable upon exercise of any stock option where the exercise price of the stock option is greater than the average market price because including them would be anti-dilutive. Options for the purchase of 1,036,800, 1,745,390 and 1,826,054 common shares were excluded from the weighted average diluted shares outstanding for fiscal 2010, 2009, and 2008, respectively, because their effect was anti-dilutive.

13. Stockholders' Equity

TREASURY STOCK

On January 31, 2005, the Company announced that the Board had authorized the repurchase of up to 1,000,000 shares of the Company's common stock from time to time on the open market or in privately negotiated transactions. On February 4, 2008, the Company announced that the Board had authorized the repurchase of an additional 1,000,000 shares of the Company's common stock under the stock repurchase program. This stock repurchase program does not have a specified termination date. Any repurchased shares will be available for use in connection with the Company's stock plans or other corporate purposes. The Company expended $2.3 million, $955,000, and $5.0 million to purchase 186,550, 75,724, and 521,849 shares during fiscal 2010, 2009, and 2008, respectively, at an average price of $12.27, $12.61, and $9.61.

Restricted stock shares withheld from employees to satisfy the minimum statutory withholding obligations with respect to the income recognized by these employees upon the vesting of their restricted stock shares during the year are included in these totals.

As of March 31, 2010, the Company had repurchased 1,297,961 shares of common stock under the stock repurchase program.

DIVIDEND

The Company did not declare or pay any dividends in fiscal 2008 or 2009. The following table summarizes the Company's quarterly cash dividend payments for fiscal 2010:

Declaration Date	Stockholder Record Date	Payment Date	Amount per Share
May 13, 2009	June 15, 2009	June 29, 2009	$0.09
July 30, 2009	September 15, 2009	September 29, 2009	$0.09
October 28, 2009	December 15, 2009	December 30, 2009	$0.09
January 27, 2010	March 15, 2010	March 30, 2010	$0.09

The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including the Company's financial performance and available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.

14. Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, and net unrealized (losses)/gains on marketable securities. The components of comprehensive income for fiscal 2010, 2009, and 2008, net of tax, are as follows:

	2010	2009	2008
Net income	$ 5,823	$ 4,732	$ 533
Foreign currency translation adjustments	172	(1,712)	147
Net unrealized gains (losses) on marketable securities	—	381	(381)
Total comprehensive income	**$5,995**	**$ 3,401**	**$ 299**

The balance of accumulated other comprehensive loss was $999,000 and $1.2 million at March 31, 2010 and 2009, respectively. The balances were comprised entirely of foreign currency translation adjustments.

15. Business Segment and Geographic Area Information

The Company operates in one industry segment, the development and sale of computer software programs and related services. The chief operating decision maker evaluates the performance of the Company using one industry segment. For the years ended March 31, 2010, 2009, and 2008, revenue from transactions with United States government agencies was approximately 39.9%, 35.3%, and 40.7% of total revenue, respectively. No single customer accounted for 10% or more of revenue for fiscal 2010, 2009, or 2008. In addition, there was no country, with the exception of the United States, where aggregate sales accounted for 10% or more of total revenue. The Company's assets were primarily held in the United States for fiscal 2010, 2009, and 2008.

Revenue by geographic destination and as a percentage of total revenue for fiscal 2010, 2009, and 2008 were as follows:

	2010	2009 *(in thousands)*	2008
GEOGRAPHIC AREA BY DESTINATION			
United States	$ 97,955	$ 96,896	$ 80,840
International	28,392	25,983	20,506
	$126,347	**$122,879**	**$101,346**
GEOGRAPHIC AREA BY DESTINATION			
United States	77.5%	78.9%	79.8%
International	22.5	21.1	20.2
	100.0%	**100.0%**	**100.0%**

16. Valuation and Qualifying Accounts

The following table sets forth activity in the Company's valuation accounts:

	Balance at Beginning of Period	Charges to Expenses	Deductions (1)	Balance at End of Period
		(in thousands)		
ACCOUNTS RECEIVABLE RESERVE ACCOUNT:				
Year ended March 31, 2010	$ 713	$ 297	$ (674)	$ 336
Year ended March 31, 2009	$ 154	$ 646	$ (87)	$ 713
Year ended March 31, 2008	$ 133	$ 96	$ (75)	$ 154
DEFERRED TAX VALUATION ACCOUNT:				
Year ended March 31, 2010	$ 13,289	$ —	$ —	$ 13,289
Year ended March 31, 2009	$ 13,289	$ —	$ —	$ 13,289
Year ended March 31, 2008	$ 13,289	$ —	$ —	$ 13,289

(1) Deductions represent write-offs of accounts receivable previously reserved and adjustments to reflect accounts receivable at net realizable value.

17. Quarterly Financial Data (Unaudited)

YEAR ENDED MARCH 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(in thousands, except per share data)		
Revenue	$27,727	$ 30,628	$ 33,555	$34,437
Gross profit	19,927	22,876	25,482	26,057
(Loss) income from operations	(624)	2,203	3,430	3,098
Net (loss) income	(359)	1,533	2,340	2,309
Basic net (loss) income per common share	$ (0.02)	$ 0.07	$ 0.11	$ 0.12
Diluted net (loss) income per common share	$ (0.02)	$ 0.07	$ 0.11	$ 0.12
Basic weighted average common shares outstanding	20,439	20,520	20,536	20,622
Diluted weighted average common shares outstanding	20,439	20,718	20,818	21,153

YEAR ENDED MARCH 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(in thousands, except per share data)		
Revenue	$30,094	$ 32,358	$ 31,515	$28,912
Gross profit	22,238	24,527	23,630	21,200
Income (loss) from operations	945	3,121	2,832	(484)
Net income (loss)	807	2,034	1,962	(71)
Basic net income (loss) per common share	$ 0.04	$ 0.10	$ 0.10	$ (0.01)
Diluted net income (loss) per common share	$ 0.04	$ 0.10	$ 0.09	$ (0.00)
Basic weighted average common shares outstanding	20,209	20,278	20,315	20,384
Diluted weighted average common shares outstanding	20,409	20,618	20,656	20,384

18. Interest and Other (Expense) Income, Net

The components of interest and other (expense) income, net, for fiscal 2010, 2009, and 2008 were as follows:

	2010	2009	2008
		(in thousands)	
Interest income	$ 52	$1,004	$ 3,646
Interest expense	(4)	(25)	(30)
Other income	—	267	—
Other expense	(118)	—	(37)
Interest and other (expense) income, net	$ (70)	$ 1,246	$ 3,579

19. Subsequent Event

On May 5, 2010, the Board approved a quarterly cash dividend in the amount of $0.10 per share, which will be paid on June 30, 2010 to stockholders of record as of the close of business on June 15, 2010. The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including the Company's financial performance and available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.

CORPORATE INFORMATION

Directors



Marc A. Cohen
Chairman of the Board and Chief Executive Officer



Alain J. Cohen
President and Chief Technology Officer



Steven G. Finn, Ph.D.
Principal Research Scientist and Lecturer Massachusetts Institute of Technology



Ronald W. Kaiser
Independent Director



William F. Stasior
Senior Chairman Booz Allen Hamilton, Inc.

Annual Meeting

The Annual Meeting of Stockholders will be held on Monday, September 13, 2010 at OPNET Corporate Headquarters, 7255 Woodmont Avenue, Bethesda, Maryland 20814.

Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge upon request by contacting OPNET Investor Relations or by visiting our Web site.

Market Information

Our common stock trades on the Nasdaq National Market under the symbol "OPNT." The following table sets forth, on a per share basis, for the indicated periods, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

Quarterly Common Stock-Price for the Years Ended March 31

	2010		2009	
Quarter ended	High	Low	High	Low
June 30	$ 10.75	$ 6.92	$ 10.50	$ 7.84
September 30	11.56	8.24	14.39	8.02
December 31	12.70	10.01	12.80	8.48
March 31	16.20	11.70	10.81	7.37

On May 5, 2010, the Board approved a quarterly cash dividend in the amount of $0.10 per share, which was paid on June 30, 2010 to stockholders of record as of the close of business on June 15, 2010.

The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including our financial performance and available cash resources, our cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for us. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on the Common Stock of the Company from March 31, 2005 to March 31, 2010 with the cumulative total return of (i) the NASDAQ National Market and (ii) the NASDAQ Computer & Data Processing Index. The graph assumes the investment of $100.00 on March 31, 2005 in the Company's Common Stock, the NASDAQ National Market, and the NASDAQ Computer & Data Processing Index, and in each case assumes that any dividends are reinvested.



* $100 invested on 3/31/05 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

Executive Officers

Marc A. Cohen
Chairman of the Board and Chief Executive Officer

Alain J. Cohen
President and Chief Technology Officer

Mel F. Wesley
Vice President and Chief Financial Officer

Investor Relations

Mel F. Wesley
ir@opnet.com

Independent Auditor

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

Transfer Agent

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
Plaza Level
New York, NY 10038

Legal Counsel

Cooley LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190

Corporate Headquarters

OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000
ir@opnet.com

www.opnet.com
NASDAQ: OPNT



OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, Maryland 20814, USA
phone: (240) 497-3000
email: info@opnet.com

Investor Relations
ir@opnet.com

www.opnet.com

ALL TRADEMARKS ARE THE PROPERTY
OF THEIR RESPECTIVE OWNERS.

© 2010 OPNET Technologies, Inc.

All rights reserved.